SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended June 30, 2002


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP
CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - JUNE 2002

                                                                Three months ended      Six months ended
                                                                      June 30                June 30
                                                                    (Unaudited)            (Unaudited)
                                                                2002          2001      2002        2001
                                                                ------------------      ----------------
                                                                                ($ million)
Turnover                                                      43,655        48,409    79,945      93,821
                                                             =======       =======    ======      ======

Reconciliation of historical cost and pro forma results
Historical cost profit for the period                          2,040         2,741     3,336       5,571
Inventory holding (gains) losses (a)                            (531)          (40)     (973)        198
                                                             -------       -------    ------      ------
Replacement cost profit for the period (b)                     1,509         2,701     2,363       5,769
Exceptional items, net of tax                                   (216)          (53)     (146)       (120)
                                                             -------       -------    ------      ------
Replacement cost profit before exceptional items               1,293         2,648     2,217       5,649
Special items, net of tax (c)                                    351           103       471         143
Acquisition amortization (d)                                     537           680     1,075       1,351
                                                             -------       -------    ------      ------
Pro forma result adjusted for special items                    2,181         3,431     3,763       7,143
                                                             =======       =======    ======      ======

Per Ordinary Share - cents
   Historical cost profit                                       9.10         12.21     14.88       24.80
   Replacement cost profit before exception items               5.77         11.80      9.89       25.15
   Pro forma result adjusted for special items                  9.72         15.29     16.78       31.80
Dividends per Ordinary Share - cents                            6.00          5.50     11.75       10.75

---------------

(a)  Net of minority shareholders' interest.

(b) Replacement cost is not a UK or US GAAP measure. For further information on why management believes replacement cost profit is a relevant measure see
     Note 6 of Notes to Consolidated Financial Statements.

(c) The special items refer to non-recurring charges and credits as described in the text below.

(d) Depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2001 in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2001. The financial information for 2001 has been restated to reflect (i) the adoption by the Group of UK Financial Reporting Standard No. 19 (FRS 19) 'Deferred Tax' with effect from January 1, 2002 and (ii) the transfer of the solar, renewables and alternative fuels activities from Other businesses and corporate to Gas and Power on January 1, 2002. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date. See Note 2 of Notes to Consolidated Financial Statements for further information.

The second quarter and first half results for 2002 reflect a less favourable environment than a year ago for Exploration and Production and Refining and Marketing. For the half year, oil realizations were down nearly $4 per barrel, gas realizations were down nearly $2 per thousand cubic feet, and the indicator refining margin was down over $3 per barrel. Demand for most chemical products has improved but margins remain weak.

Turnover for the three months and six months ended June 30, 2002 was $43,655 million and $79,945 million respectively, compared with $48,409 million and $93,821 million for 2001. The reduction in turnover for the second quarter and half year primarily reflects lower oil and natural gas prices, offset in part by higher turnover in Europe attributable to the acquisition of Veba.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $1,293 million for the three months ended June 30, 2002, compared with $2,648 million for the equivalent period of 2001. For the six months ended June 30, 2002, the replacement cost profit before exceptional items was $2,217 million compared with $5,649 million in 2001.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

Owing to the significant acquisitions that took place in 2000, in addition to its reported results, BP is presenting pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of BP's past performance and against that of its competitors. The pro forma result, adjusted for special items, for the three months and six months ended June 30, 2002 was $2,181 million and $3,763 million respectively, compared with $3,431 million and $7,143 million in the prior year. The pro forma result, adjusted for special items, has been derived from the Group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. The pro forma result is replacement cost profit before exceptional items excluding acquisition amortization. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000. A tabular breakdown of the reconciliation of pro forma to reported results on a replacement cost basis is provided below on page 5.

Acquisition amortization for the three months and six months ended June 30, 2002 was $537 million and $1,075 million, respectively, compared with $680 million and $1,351 million for the equivalent periods of 2001.

Special items refer to non-recurring charges and credits. For the three months ended June 30, 2002, special items were $19 million ($351 million after tax and including a tax special item of $355 million), and comprised restructuring charges for Exploration and Production and Chemicals, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, Veba, Solvay and Erdolchemie integration costs and an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate. For the second quarter of 2001, special items were $159 million ($103 million after tax), comprising Burmah Castrol integration costs, rationalization costs in the downstream European commercial business and bond redemption charges. Special items for the six months ended June 30, 2002 were $204 million ($471 million after tax and including a tax special item of $355 million) compared with $222 million ($143 million after tax) in 2001. The special items for the first half of both 2002 and 2001 are comprised of the same elements as those in the respective second quarter periods; in addition, the first half of 2002 includes litigation costs charged in the first quarter.

Underlying performance improvements were $0.4 billion before tax for the first half of 2002. We are on track for the year's target of $1.4 billion before tax. Underlying performance improvements include cost savings and volume growth, and represent increases in pre-tax results under mid-cycle operating conditions, adjusted for acquisition amortization and special items. Mid-cycle operating conditions reflect not only adjustments to hydrocarbon prices and margins, but also costs and capacity utilization, to levels which we would expect on average over the long term. Hydrocarbon production increased by over 5% and over 3% in the quarter and half year respectively. Full year hydrocarbon production growth is projected to be in the range of 4.5 to 5 per cent.

The historical cost profit for the three months ended June 30, 2002 was $2,040 million including inventory holding gains of $531 million and net exceptional gains of $376 million ($216 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations. For the equivalent period of 2001 there was a profit of $2,741 million, including inventory holding gains of $40 million and net exceptional gains of $171 million ($53 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations.

For the six months ended June 30, 2002, the historical cost profit was $3,336 million, including inventory holding gains of $973 million and net exceptional gains of $267 million ($146 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations. For the six months ended June 30, 2001, the historical cost profit was $5,571 million, after inventory holding losses of $198 million and including net exceptional gains of $389 million ($120 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations.

Performance  of  operating   segments  is  evaluated  by  management   based  on
replacement cost operating profit or loss. Segment results are presented in the table on page 5 and discussed in the following pages on this basis.

Interest expense for the three months and six months ended June 30, 2002 was $314 million and $647 million respectively, compared with $441 million (including $50 million bond redemption charges) and $887 million (including $60 million bond redemption charges) in 2001, reflecting lower interest rates for both periods in 2002.

Net taxation, other than production taxes, charged for the three months ended June 30, 2002 was $1,751 million compared with $1,956 million in the equivalent period last year. The second quarter 2002 included a special charge of $355 million for an adjustment to the North Sea deferred tax liability for the supplementary UK corporation tax imposed by the UK Finance Act 2002. The tax charge in respect of exceptional items was $160 million compared with $118 million for the second quarter of 2001. The effective tax rate on replacement cost profit before exceptional items was 54% and 51% respectively for the three months and six months ended June 30, 2002, compared with 41% and 40% for the equivalent periods of 2001, reflecting the impact of the adjustment to the North Sea deferred tax liability for the supplementary UK tax and the non-deductibility of acquisition amortization for both the quarter and the half year.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

The deal with E.ON announced last year has now been completed. Following BP's acquisition of 51% of Veba in the first quarter of 2002, most of Veba's upstream oil and gas assets were sold to Petro-Canada in May, with BP receiving $1.5 billion proceeds. On June 30, E.ON's remaining 49% stake in Veba was acquired for $2.4 billion. In addition, following a decision on July 5 by the German Minister for Economics and Technology (which is now being challenged in the German Courts), E.ON acquired BP's 25.5% stake in Ruhrgas for $2.4 billion.

Capital expenditure and acquisitions in the second quarter of 2002 was $6.1 billion, including $2.4 billion for the purchase of the remaining 49% of Veba, compared with $3.8 billion for the equivalent period in 2001. For the six months ended June 30, 2002, capital expenditure and acquisitions was $11.8 billion, including $5.0 billion for the Veba purchase, compared with $6.3 billion in 2001. Excluding acquisitions, capital expenditure for the second quarter 2002 and first half was $3.0 billion and $6.1 billion respectively, and is on track for the upper end of the year's target range at around $13 billion. Disposal proceeds in the second quarter were $2.5 billion, including $1.5 billion from the sale of Veba upstream assets, and $2.9 billion in the first half.

Net cash inflow for the three months ended June 30, 2002 was $1.9 billion, compared with an outflow of $2.1 billion for the equivalent period of 2001. Compared to a year ago, tax payments were lower and disposal proceeds were higher. For the six months ended June 30, 2002, the net cash outflow was $0.5 billion compared with an inflow of $1.1 billion in 2001; lower operating cash flow and higher acquisition spending were partly offset by lower tax payments and higher disposal proceeds. Net cash inflow from operating activities was $5.1 billion and $8.8 billion for the three months and six months ended June 30, 2002 respectively, compared with $5.1 billion and $11.8 billion in the equivalent periods in 2001. A net reduction in working capital offset lower profit in the second quarter, and partly offset the lower profit for the half year.

Net debt at June 30, 2002 was $19.8 billion. The ratio of net debt to net debt plus equity was 23% at June 30, 2002 as well as at December 31, 2001. After adjusting for the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 28% at June 30, 2002 compared with 29% at December 31, 2001. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associated undertaking borrowings.

In the normal course of business the Group has entered into certain long term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group's results of operations or financial condition.

At June 30, 2002 the Group's share of third party borrowings of joint ventures and associated undertakings was $380 million and $1,103 million respectively. These amounts are not reflected in the Group's debt on the balance sheet.

                                                           Payments due by period
                                            ----------------------------------------------------------------------
                                                                                                          2007 and
                                            Total        2002      2003      2004     2005     2006     thereafter
                                            ----------------------------------------------------------------------
                                                                         ($ million)
Long-term borrowings                       14,287       1,993     2,535       641    2,566    1,065          5,487
Finance lease obligations                   3,648          97       159       165      173      177          2,877
Operating leases                            6,498       1,023       746       678      607      555          2,889
Other long-term contractual commitments
    Take or pay contracts                   8,774       1,233     1,235       678      558      548          4,522
    Throughput agreements - pipeline        1,982         264       431       373      342      314            258
    Throughput agreements - other           1,852         163       157       123      113       99          1,197

We have in place a European Debt Issuance Programme (DIP) and a US Shelf Registration under each of which the Group may raise an aggregate of $6 billion of debt for maturities of one month or longer. At August 30, 2002, the amount drawn down against the DIP was $2,565 million, and the amount issued under the US Shelf Registration was $2,000 million.

Commercial paper markets in the US and Europe are a primary source of liquidity for the Group. At June 30, 2002 the outstanding commercial paper amounted to $3,854 million.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

The return on average capital employed on a replacement cost basis for the three months ended June 30, 2002 was 7% compared with 14% for the equivalent period of 2001. For the six months ended June 30, 2002, the return on average capital employed was also 7%. The return on average capital employed on a historical cost basis was 11% for the second quarter and 9% for the half year. For further information on the return on average capital employed calculation see page 64 of this report.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


BP announced a second quarterly dividend for 2002 of 6.0 cents per ordinary share. Holders of ordinary shares will receive 3.875 pence per share and holders of American Depositary Receipts (ADRs) $0.36 per ADS. The dividend is payable on September 9, 2002 to shareholders on the register on August 16, 2002. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares also on September 9, 2002.

BP intends to continue to pay dividends in the future of around 60% of its replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle operating conditions. The target dividend payout ratio has been restated following adoption of FRS 19 on January 1, 2002 in order to maintain the substance of the existing financial framework.

The following table provides a breakdown of pro forma results and reconciles those results to replacement cost operating profit by operating segment.

                                                                                           Pro forma
Reconciliation of replacement cost    Replacement                                             result
profit (loss) to pro forma result            cost      Acquisition      Special         adjusted for
adjusted for special items           Profit (loss)    amortization(a)     items(b)     special items
                                     ------------     ------------      -------        -------------
                                                                ($ million)
Three months ended June 30, 2002
Exploration and Production                  2,458              341           90                2,889
Gas, Power and Renewables                     114                -            -                  114
Refining and Marketing                        603              196         (114)                 685
Chemicals                                     203                -           43                  246
Other businesses and corporate               (128)               -            -                 (128)
                                        ---------        ---------    ---------            ---------
Replacement cost operating profit           3,250              537           19                3,806
Interest expense                             (314)               -            -                 (314)
Taxation                                   (1,591)               -          348  (c)          (1,243)
Minority shareholders' interest               (52)               -          (16)                 (68)
                                        ---------        ---------    ---------            ---------
Replacement cost profit before
exceptional items                           1,293              537          351                2,181
                                        ---------        =========    =========            ---------
   per ordinary share (cents)                5.77                                               9.72
                                        =========                                          =========

Three months ended June 30, 2001
Exploration and Production                  3,427              491            -                3,918
Gas, Power and Renewables                     161                -            -                  161
Refining and Marketing                      1,464              189          109                1,762
Chemicals                                       9                -            -                    9
Other businesses and corporate               (116)               -            -                 (116)
                                        ---------        ---------    ---------            ---------
Replacement cost operating profit           4,945              680          109                5,734
Interest expense                             (441)               -           50                 (391)
Taxation                                   (1,838)               -          (56)              (1,894)
Minority shareholders' interest               (18)               -            -                  (18)
                                        ---------        ---------    ---------            ---------
Replacement cost profit before
exceptional items                           2,648              680          103                3,431
                                        ---------        =========    =========            ---------
   per ordinary share (cents)               11.80                                              15.29
                                        =========                                          =========

---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the second quarter of 2002 comprise restructuring charges for Exploration and Production and Chemicals, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, Veba, Solvay and Erdolchemie integration costs and an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax. The special items for the second quarter of 2001 comprise Burmah Castrol integration costs, rationalization costs in the downstream European commercial business and a bond redemption charge. The taxation credit relating to special items has been calculated using a tax rate of 36% (2001, 35%).

(c) Taxation includes a special charge of $355 million for an adjustment to the North Sea deferred tax liability for the supplementary UK corporation tax.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


                                                                                           Pro forma
Reconciliation of replacement cost    Replacement                                             result
profit (loss) to pro forma result            cost      Acquisition      Special         adjusted for
adjusted for special items           Profit (loss)    amortization(a)     items(b)     special items
                                     ------------     ------------      -------        -------------
                                                                ($ million)
Six months ended June 30, 2002
Exploration and Production                  4,386              686          217                5,289
Gas, Power and Renewables                     225                -            -                  225
Refining and Marketing                        671              389          (88)                 972
Chemicals                                     279                -           75                  354
Other businesses and corporate               (253)               -            -                 (253)
                                        ---------        ---------    ---------            ---------
Replacement cost operating profit           5,308            1,075          204                6,587
Interest expense                             (647)               -            -                 (647)
Taxation                                   (2,383)               -          283 (c)           (2,100)
Minority shareholders' interest               (61)               -          (16)                 (77)
                                        ---------        ---------    ---------            ---------
Replacement cost profit before
exceptional items                           2,217            1,075          471                3,763
                                        ---------        =========    =========            ---------
   per ordinary share (cents)                9.89                                              16.78
                                        =========                                          =========

Six months ended June 30, 2001
Exploration and Production                  8,093              961            -                9,054
Gas, Power and Renewables                     261                -            -                  261
Refining and Marketing                      2,204              390          162                2,756
Chemicals                                      90                -            -                   90
Other businesses and corporate               (231)               -            -                 (231)
                                        ---------        ---------    ---------            ---------
Replacement cost operating profit          10,417            1,351          162               11,930
Interest expense                             (887)               -           60                 (827)
Taxation                                   (3,855)               -          (79)              (3,934)
Minority shareholders' interest               (26)               -            -                  (26)
                                        ---------        ---------    ---------            ---------
Replacement cost profit before
exceptional items                           5,649            1,351          143                7,143
                                        ---------        =========    =========            ---------
   per ordinary share (cents)               25.15                                              31.80
                                        =========                                          =========

---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the first half of 2002 comprise restructuring charges for Exploration and Production and Chemicals, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, Veba, Solvay and Erdolchemie integration costs, litigation costs and an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax. The special items for the first half of 2001 comprise Burmah Castrol integration costs, rationalization costs in the downstream European commercial business and a bond redemption charge. The taxation credit relating to special items has been calculated using a tax rate of 35% for both 2002 and 2001.

(c) Taxation includes a special charge of $355 million for an adjustment to the North Sea deferred tax liability for the supplementary UK corporation tax.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION


                                                                Three months ended      Six months ended
                                                                      June 30                June 30
                                                                    (Unaudited)            (Unaudited)
                                                                2002          2001      2002        2001
                                                                ------------------      ----------------
  Turnover                                         - $m        6,539         7,441    12,177      16,558
  Total replacement cost operating profit          - $m        2,458         3,427     4,386       8,093
  Results include:
  Exploration expense                              - $m          222            81       346         250
  Of which: Exploration expenditure written off    - $m          147            22       206         130

  Key Statistics:
  Liquids(a)       Average prices realized by BP   - $/bbl     22.81         24.74     20.81       24.77
                   Production                      - mb/d      2,052         1,885     2,020       1,911
  Natural gas      Average prices realized by BP   - $/mcf      2.45          3.43      2.36        4.21
                   Production                      - mmcf/d    8,667         8,554     8,706       8,723

  Brent oil price                                  - $/bbl     25.07         27.39     23.12       26.57
  West Texas Intermediate oil price                - $/bbl     26.30         27.88     23.94       28.30
  Alaska North Slope US West Coast                 - $/bbl     25.04         26.05     22.42       25.49
  Henry Hub gas price (b)                          - $/mmBtu    3.38          4.66      2.87        5.86
  UK Gas - National Balancing Point                - p/therm   12.10         21.66     15.63       22.21

---------------

(a)   Crude oil and natural gas liquids

(b)   Henry Hub First of the Month Index

(c) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Turnover for the three months and six months ended June 30, 2002 was $6,539 million and $12,177 million respectively, compared with $7,441 million and $16,558 million for the corresponding periods of 2001. Lower oil and natural gas prices more than offset the effect of high production.

Replacement cost operating profit for the three months and six months ended June 30, 2002 was $2,458 million and $4,386 million respectively, compared with $3,427 million and $8,093 million for the equivalent periods in 2001. The result for the second quarter and half year 2002 includes special charges of $90 million and $217 million respectively, relating to significant restructuring to reposition the business in North America and the North Sea. The results also include depreciation and amortization arising from the fixed asset revaluation adjustments and goodwill consequent upon the ARCO acquisition in 2000 of $341 million and $686 million for the second quarter of and half year 2002, and $491 million and $961 million for the corresponding periods in 2001.

The quarter's result was significantly affected by lower oil and natural gas prices compared to a year ago. Average liquids realizations declined by some $2 a barrel. Both Brent and WTI marker prices were down, and the realizations were also impacted by significantly lower North American NGL prices. Overall gas realizations were down by around $1 a thousand cubic feet. North American gas realizations also suffered from widening regional differentials to the Henry Hub marker caused by short term transportation capacity restrictions from the San Juan and Rockies basins. European gas prices also fell. Higher exploration expense was mainly due to an $85 million write-off relating to the Neptune prospect in the deepwater Gulf of Mexico. BP relinquished the lease after concluding that the discovered volumes did not rank highly enough in BP's portfolio of investment opportunities. The result included a charge of $83 million for Unrealized Profit In Stock (UPIS) to remove the increased upstream margin included in downstream inventories, following oil price rises since the first quarter. The equivalent quarter last year included a UPIS credit of $40 million.

The half year result reflected the impact of significantly lower oil and gas prices and higher exploration expense, partly offset by strong underlying improvements through volume growth and lower lifting costs, which were 6% down on a year ago.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


EXPLORATION AND PRODUCTION (concluded)

Total hydrocarbon production for the quarter at 3,546 mboe/d was at a record level, up 5.5% on a year ago, with first half production up over 3% from 2001. The increase for the quarter reflects the continued ramp-up of projects commissioned in 2001, start-up of the King field in the Gulf of Mexico, improved operating efficiencies, and the increased interest in Sidanco which more than offset the impact of OPEC related quota restrictions and divestments. Abnormally warm weather in the UK early in 2002 was also a factor for the half year.

In support of our long term growth plans, capital expenditure was $4.44 billion for the half year excluding acquisitions of $0.44 billion. Projected start-ups in the second half include King's Peak, Horn Mountain and Princess in the Gulf of Mexico and Trinidad's LNG Train 2. Approvals were given for the second phase of the Azeri-Chirag-Gunashli development (BP 34% and operator) in Azerbaijan and the Baku-Tbilisi-Ceyhan pipeline from the Caspian Sea to the Mediterranean.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES


                                                                Three months ended      Six months ended
                                                                      June 30                June 30
                                                                    (Unaudited)            (Unaudited)
                                                                2002          2001      2002        2001
                                                                ------------------      ----------------
  Turnover                                            - $m     8,235        10,491    16,003      22,613
  Total replacement cost operating profit             - $m       114           161       225         261

On January 1, 2002, the solar, renewables and alternative fuels activities were transferred from Other businesses and corporate to Gas and Power. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date and comparative information has been restated.

Turnover for the three months and six months ended June 30, 2002 was $8,235 million and $16,003 million, compared with $10,491 million and $22,613 million for the same periods in 2001. Despite increased gas sales volumes, turnover decreased due to lower natural gas prices, particularly in North America.

Replacement cost operating profit for the three months and six months ended June 30, 2002 was $114 million and $225 million respectively, compared with $161 million and $261 million a year ago. The reduction in the second quarter result is due to less volatile gas trading conditions compared to the second quarter of 2001. The contributions in the second quarter from the NGL business and Ruhrgas were both slightly up on the comparative period in 2001. The half year result similarly reflects a lower gas marketing and trading result, partly offset by an improvement from the NGL business. BP Solar production continues to expand, and is up over 30% in the first half compared to a year ago.

During the quarter, BP announced it had reached agreement to sell its UK contract energy management business to Elyo, a subsidiary of Tractebel.

In June, BP purchased a 5% stake in Enagas, the Spanish national gas infrastructure company, for $70 million. This investment enhances our equity gas position in Trinidad and Algeria by supporting and growing our access to the Spanish market.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING


                                                                Three months ended      Six months ended
                                                                      June 30                June 30
                                                                    (Unaudited)            (Unaudited)
                                                                2002          2001      2002        2001
                                                                ------------------      ----------------
  Turnover                                          - $m      31,870        34,257    56,759      62,780
  Total replacement cost operating profit           - $m         603         1,464       671       2,204
  Total refined product sales                       - mb/d     6,479         5,878     6,491       5,916
  Refinery throughputs                              - mb/d     3,103         2,955     3,049       2,933
  Global Indicator Refining Margin (a)              - $/bbl     2.06          5.78      1.85        5.02

---------------

(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

Turnover for the three months and six months ended June 30, 2002 was $31,870 million and $56,759 million respectively, compared with $34,257 million and $62,780 million, for the same periods in the prior year. The decrease in turnover for the second quarter and first half year 2002 primarily reflects lower product prices, which more than offset volume increases from the Veba acquisition. Results for Veba have been included from February 1, 2002.

Replacement cost operating profit for the three months and six months ended June 30, 2002 was $603 million and $671 million, respectively. This compares with $1,464 million and $2,204 million in the corresponding periods of 2001. The results for the second quarter and first half include a net credit to income for special items of $114 million and $88 million, respectively. For the second quarter 2002, special items comprise business interruption insurance proceeds of $184 million, partly offset by costs of $47 million associated with an Olympic pipeline incident in 1999 and Veba integration costs of $23 million. Special items for the half year include additional Veba integration costs of $26 million. The results are also after charging depreciation and amortization arising from the fixed asset revaluation adjustments and goodwill, arising from the ARCO and Burmah Castrol acquisitions in 2000 of $196 million and $389 million for the second quarter and half year respectively, and $189 million and $390 million for 2001. Compared with 2001, the second quarter 2002 results reflect substantially lower worldwide refining margins reflecting higher product inventories for the industry, and the first half also includes the impact of lower US retail margins in the first quarter.

Refining throughputs increased by 5% in the second quarter and 4% in the first half compared with 2001, due to the effect of the Veba acquisition, which more than offset the divestments of the Mandan, Salt Lake City and Yorktown refineries in the USA. Marketing volumes increased by 7% and 6% for the quarter and half year respectively, reflecting the Veba acquisition; excluding Veba, volumes were down 4% in both periods due to lower aviation fuel demand, retail divestments and reductions in lower-margin marine and commercial sales.

Retail shop sales for the second quarter and half year increased by 67% and 54% respectively, compared with a year ago, primarily reflecting the Veba acquisition. Excluding Veba, retail shop sales were up 13% for the quarter and 10% for the first half, reflecting the impact of new BP Connect stations and worldwide growth in shop sales.

During the quarter, BP opened an additional 62 BP Connect stations, primarily in the USA and UK, bringing the total number of BP Connect stations worldwide to
433. An additional 1,600 sites were reimaged in the second quarter, bringing the total number of sites with the BP helios to some 6,900 worldwide.

In May, BP announced that it had taken the first step to phase out MTBE by the end of 2002, one year ahead of the date required by California law, in the gasoline it sells in California. Contracts with several ethanol suppliers have been signed to provide a replacement for the MTBE. In addition, BP has introduced ultra low sulphur emission control diesel fuel in California.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


CHEMICALS


                                                                Three months ended      Six months ended
                                                                      June 30                June 30
                                                                    (Unaudited)            (Unaudited)
                                                                2002          2001      2002        2001
                                                                ------------------      ----------------
  Turnover                                             - $m    3,584         3,073     6,226       5,762
  Total replacement cost operating profit              - $m      203             9       279          90
  Production (a)                                       - kte   6,889         5,321    13,500      10,698
  Chemicals Indicator Margin (b)                       - $/te    109  (c)      105        95  (c)    104

---------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.

(b) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(c) Provisional. The data for the second quarter is based on two months' actual and one month of provisional data.


Turnover for the three months and six months ended June 30, 2002 was $3,584 million and $6,226 million respectively, compared with $3,073 million and $5,762 million for the equivalent periods in 2001. The increase in turnover for the second quarter and first half reflects higher production as a result of acquisitions and improved site reliability.

Replacement cost operating profit for the three months ended June 30, 2002, was $203 million, up from $76 million in the first quarter and $9 million a year ago, reflecting lower unit costs and firmer margins. The half year result is $189 million above that of a year ago, reflecting increased sales volumes, partly offset by weaker margins. Operating costs were lower due to restructuring benefits and reliability improvements. Special charges for the quarter include $29 million for restructuring of our Research and Technology facilities and Solvay and Erdolchemie integration costs of $14 million. Special items for the half year also include costs related to the closure of polypropylene capacity in the USA.

Record production of 6,889 thousand tonnes in the second quarter was 278 thousand tonnes above the first quarter. Production for the second quarter and first half was 29% and 26% higher than a year ago, respectively, as a result of the Solvay, Erdolchemie and Veba transactions, new plants, improved reliability and improving demand.

During the quarter, we completed the sale of our plastics fabrication business as part of our overall plan to divest non-core businesses.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                                Three months ended      Six months ended
                                                                      June 30                June 30
                                                                    (Unaudited)            (Unaudited)
                                                                2002          2001      2002        2001
                                                                ------------------      ----------------
  Turnover                                           - $m        136           138       271         265
  Replacement cost operating profit (loss)           - $m       (128)         (116)     (253)       (231)

Other businesses and corporate comprises Finance, the Group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities.

EXCEPTIONAL ITEMS

                                                                Three months ended      Six months ended
                                                                      June 30                June 30
                                                                    (Unaudited)            (Unaudited)
                                                                2002          2001      2002        2001
                                                                ------------------      ----------------
  Profit (loss) on sale of fixed assets and
  businesses or termination of operations              - $m      376           171       267         389
  Taxation credit (charge)                             - $m     (118)         (160)     (121)       (269)
                                                             -------       -------   -------      ------
  Exceptional items after taxation                     - $m      216            53       146         120
                                                             -------       -------   -------      ------

Exceptional items for the second quarter include a gain on the redemption of certain preferred limited partnership interests BP retained following the Altura Energy common interest disposal in 2000 in exchange for BP loan notes held by the partnership, partly offset by a loss on the sale of the plastics fabrication business.

OUTLOOK

The world economy continued to recover during the second quarter and further growth is expected in the third quarter, though recent financial market weakness poses a downside risk to this economic outlook. BP's overall trading environment improved to around "mid-cycle" during the second quarter, but was below this level on average for the half year.

Crude oil prices have remained firm. The market has shown some signs of underlying strength as inventories stabilized rather than built seasonally. OPEC left its production quotas unchanged at its June meeting. Geopolitical concerns have remained. Realized prices are expected to remain close to the range experienced in the second quarter assuming OPEC production continues around current levels.

US natural gas prices firmed in the second half of August in the face of stronger crude prices and high late summer temperatures and despite high levels of gas in storage. Third quarter average realizations are still expected to be somewhat lower than in the second quarter following low prices in July and early August.

Third quarter 2002 hydrocarbon production growth is expected to be around 5% - lower than previously projected, due to operational problems during August associated with Schiehallion and the Interconnector in the UKCS, shut in wells in Alaska and gas export constraints in North America. Because of these operational problems and their impact on the fourth quarter, full-year hydrocarbon production growth for 2002 is expected to be in the range of 4.5 to 5 per cent. New projects which contribute to production in the second half of the year include King and Trinidad LNG train 2, already in production, and King's Peak, Horn Mountain and Princess, in the Gulf of Mexico. BP's medium-term production target of 5.5 per cent compound annual growth, averaged over the period 2000 to 2005, remains unchanged.

The third quarter impacts on production arose from: a problem with the Schiehallion offshore-loading vessel which shut down the field in August, with a loss to BP of 55,000 barrels a day (the field is now back on stream but faces reduced operating efficiency until permanent repairs to the ship's swivel mechanism and umbilical controls are completed); the shutdowns of the
Interconnector pipeline which interrupted gas exports to the continent and curtailed production; a casing failure in Alaska which caused the precautionary shutdown for testing of 150 North Slope wells; and reduced North American gas output resulting from throughput constraints in third-party pipelines and processing plants.

Refining margins have remained under pressure from firm crude prices and high product inventories. Although in aggregate OECD product inventories have moved downward to close to 1997-2001 average levels, distillate stocks remain high and are likely to limit near term upward potential in refining margins.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded

Retail margins have stabilized, having recovered from the low levels experienced during the first quarter. Competitive pressure, especially in the USA, remains strong.

During the second quarter, demand for most chemical products improved, in part reflecting restocking by end-users. Margins, however, still remain weak and any strengthening is dependent upon continued global economic recovery.

Capital expenditure is on track for the upper end of the year's target range at around $13 billion, excluding acquisitions. The net debt ratio was below the mid-point of the 25-35% range at the end of the second quarter and is likely to remain relatively stable around this level as the payment for the purchase of the remaining interest in Veba has been offset by the receipt of Ruhrgas proceeds in July. The company restarted its share buyback programme in early August and intends to continue that programme whilst the trading environment is above mid-cycle.

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under 'Outlook', with regard to hydrocarbon production growth and targets, the outlook for economic recovery, trends in the trading environment, the timing of new projects, oil and gas prices and margins, refining margins, expected realizations on gas sales, inventory and product stock levels, planned product phase-outs, capacity utilization, capital expenditure trends and targets, working capital, profitability, results of operation, dividend payments and liquidity or financial position are all forward-looking in nature. Forward-looking statements are also identified by such phrases as 'will', 'expects', 'is expected to', 'should', 'may', 'is likely to', 'intends' and 'believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements, future levels of industry product supply, the timing of bringing new fields onstream, demand and pricing, operational problems, political stability and economic growth in relevant areas of the world, development and use of new technology, successful partnering, the actions of competitors, the actions of third party suppliers of facilities and services, natural disasters and other changes to business conditions, wars and acts of terrorism or sabotage, and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Annual Accounts for 2001 and the Annual Report on Form 20-F for 2001 filed with the US Securities and Exchange Commission.

2002 DIVIDENDS

On July 30, 2002, BP p.l.c.  announced a second  quarterly  dividend for 2002 of
6.0 cents per ordinary share of 25 cents (ordinary shares), representing $0.36 per American Depositary Share (ADS) amounting to $1,347 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares is August 16, 2002, with payment to be made on September 9, 2002.

The dividend payable on September 9, 2002 entitles qualifying US ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.038) attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.345, a gross dividend for tax purposes of $0.383 and a potential tax credit of $0.038 per ADS.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on September 9, 2002.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


                                                            Three months ended     Six months ended
                                                                 June 30                June 30
                                                               (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                             ($ million, except per share amounts)
Turnover - Note 3                                         44,059        48,689   80,628      94,389
Less: joint ventures                                         404           280      683         568
                                                         -------        ------   ------     -------
Group turnover                                            43,655        48,409   79,945      93,821

Replacement cost of sales                                 37,177        40,706   68,730      77,894
Production taxes - Note 4                                    315           433      562       1,016
                                                         -------        ------   ------     -------
Gross profit                                               6,163         7,270   10,653      14,911
Distribution and administration expenses                   3,123         2,638    5,814       5,164
Exploration expense - Note 5                                 222            81      346         250
                                                         -------        ------   ------     -------
                                                           2,818         4,551    4,493       9,497
Other income                                                 147           112      272         307
                                                         -------        ------   ------     -------
Group replacement cost operating profit                    2,965         4,663    4,765       9,804
Share of profits of joint ventures                            89           125      159         227
Share of profits of associated undertakings                  196           157      384         386
                                                         -------        ------   ------     -------
Total replacement cost operating profit - Note 6           3,250         4,945    5,308      10,417
Profit (loss) on sale of fixed assets and businesses
or termination of operations - Note 7                        376           171      267         389
                                                         -------        ------   ------     -------
Replacement cost profit before interest and tax - Note 6   3,626         5,116    5,575      10,806
Inventory holding gains (losses) - Note 8                    525            40      998        (198)
                                                         -------        ------   ------     -------
Historical cost profit before interest and tax             4,151         5,156    6,573      10,608
Interest expense - Note 9                                    314           441      647         887
                                                         -------        ------   ------     -------
Profit before taxation                                     3,837         4,715    5,926       9,721
Taxation - Note 10                                         1,751         1,956    2,504       4,124
                                                         -------        ------   ------     -------
Profit after taxation                                      2,086         2,759    3,422       5,597
Minority shareholders' interest                               46            18       86          26
                                                         -------        ------   ------     -------
Profit for the period (a)                                  2,040         2,741    3,336       5,571
                                                         =======        ======   ======     =======
Earnings per ordinary share - cents (a)
   Basic                                                    9.10         12.21    14.88       24.80
   Diluted                                                  9.05         12.14    14.80       24.65
                                                         -------        ------   ------     -------
Earnings per American depositary share - cents (a)
   Basic                                                   54.60         73.26    89.28      148.80
   Diluted                                                 54.30         72.84    88.80      147.90
                                                         -------        ------  -------     -------

Average number of outstanding ordinary shares(millions)   22,427        22,448   22,415      22,461
                                                         =======        ======   ======     =======

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                             June 30, 2002               December 31, 2001
                                                              (Unaudited)
                                                            ----------------             -----------------
                                                                             ($ million)
Fixed assets
  Intangible assets                                                   16,163                        16,489
  Tangible assets                                                     85,587                        77,410
  Investments                                                         12,257                        11,963
                                                                    --------                      --------
                                                                     114,007                       105,862
Current assets
  Inventories                                                          9,818                         7,631
  Receivables                                                         32,344                        26,669
  Investments                                                            285                           450
  Cash at bank and in hand                                             1,284                         1,358
                                                                    --------                      --------
                                                                      43,731                        36,108
                                                                    --------                      --------

Current  liabilities - falling due within one year
  Finance debt                                              8,854                        9,090
  Accounts   payable  and  accrued liabilities             38,400                       28,524

                                                         --------                     --------
                                                           47,254                       37,614
                                                         --------                     --------

Net current liabilities                                               (3,523)                       (1,506)
                                                                    --------                      --------
Total assets less current liabilities                                110,484                       104,356

Noncurrent liabilities
  Finance debt                                             12,555                       12,327
  Accounts   payable  and  accrued liabilities              3,380                        3,086
  Provisions for  liabilities  and charges
    Deferred tax                                           13,318                       11,702
    Other                                                  13,105                       11,482
                                                         --------                     --------
                                                                      42,358                       38,597
                                                                    --------                     --------
Net assets                                                            68,126                       65,759
Minority shareholders' interest                                          558                          598
                                                                    --------                     --------
BP shareholders' interest (a) - Note 14                               67,568                       65,161
                                                                    ========                     ========

Represented by:
Capital shares
  Preference                                                              21                           21
  Ordinary                                                             5,616                        5,608
Paid-in surplus                                                        4,131                        4,014
Merger reserve                                                        27,026                       26,983
Retained earnings                                                     30,594                       28,312
Other reserves                                                           180                          223
                                                                    --------                     --------
                                                                      67,568                       65,161
                                                                    ========                     ========

---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                            Three months ended     Six months ended
                                                                 June 30                June 30
                                                               (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
Net cash inflow from operating activities                  5,133         5,076    8,769      11,816
                                                         -------       -------  -------     -------
Dividends from joint ventures                                 16            54       99          66
                                                         -------       -------  -------     -------
Dividends from associated undertakings                       154           159      207         269
                                                         -------       -------  -------     -------
Servicing of finance and returns on investments
Interest received                                             57            59      105         150
Interest paid                                               (342)         (384)    (651)       (745)
Dividends received                                            58            30       60          38
Dividends paid to minority shareholders                       (3)           (5)     (16)         (5)
                                                         -------       -------  -------     -------
Net cash outflow from servicing of finance
and returns on investments                                  (230)         (300)    (502)       (562)
                                                         -------       -------  -------     -------
Taxation
UK corporation tax                                          (167)         (169)    (354)       (373)
Overseas tax                                                (760)       (2,213)  (1,018)     (2,148)
                                                         -------       -------  -------     -------
Tax paid                                                    (927)       (2,382)  (1,372)     (2,521)
                                                         -------       -------  -------     -------
Capital expenditure
Payments for fixed assets                                 (2,793)       (3,016)  (5,592)     (5,593)
Proceeds from the sale of fixed assets                       939           232    1,256         926
                                                         -------       -------  -------     -------
Net cash outflow for capital expenditure                  (1,854)       (2,784)  (4,336)     (4,667)
                                                         -------       -------  -------     -------

Acquisitions and disposals
Investments in associated undertakings                      (488)         (148)    (631)       (268)
Acquisitions, net of cash acquired                          (139)         (560)  (1,689)       (560)
Net investment in joint ventures                             (68)          (72)    (114)       (133)
Proceeds from the sale of businesses                       1,584             -    1,615           -
                                                         -------       -------  -------     -------
Net cash (outflow) inflow for
acquisitions and disposals                                   889          (780)    (819)       (961)
                                                         -------       -------  -------     -------
Equity dividends paid                                     (1,290)       (1,179)  (2,578)     (2,360)
                                                         -------       -------  -------     -------
Net cash inflow (outflow)                                  1,891        (2,136)    (532)      1,080
                                                         =======       =======  =======     =======

Financing                                                  2,017        (1,669)    (266)      1,197
Management of liquid resources                                33          (404)    (132)       (102)
Increase (decrease) in cash                                 (159)          (63)    (134)        (15)
                                                         -------       -------  -------     -------
                                                           1,891        (2,136)    (532)      1,080
                                                         =======       =======  =======     =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - continued


                                                            Three months ended     Six months ended
                                                                 June 30                June 30
                                                               (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities

Historical cost profit before interest and tax             4,151         5,156    6,573      10,608
Depreciation and amounts provided                          2,227         2,130    4,380       4,297
Exploration expenditure written off                          147            22      206         130
Share of profits of joint ventures and
associated undertakings                                     (288)         (282)    (544)       (613)
Interest and other income                                   (118)         (127)    (181)       (230)
(Profit) loss on sale of fixed assets and businesses        (374)         (171)    (265)       (389)
Charge for provisions                                        325           541      494         706
Utilization of provisions                                   (373)         (329)    (611)       (635)
Decrease (increase) in stocks                               (807)         (371)  (1,303)        (13)
Decrease (increase) in debtors                            (1,614)         (399)  (2,024)     (1,468)
Increase (decrease) in creditors                           1,857        (1,094)   2,044        (577)
                                                         -------       -------  -------     -------
Net cash inflow from operating activities                  5,133         5,076    8,769      11,816
                                                         -------       -------  -------     -------
Financing
Long-term borrowing                                         (752)         (505)  (2,498)     (1,022)
Repayments of long-term borrowing                            663         1,034      897       1,180
Short-term borrowing                                        (753)       (2,589)  (4,252)     (2,750)
Repayments of short-term borrowing                         2,891           172    5,710       3,127
                                                         -------       -------  -------     -------
                                                           2,049        (1,888)    (143)        535

Issue of ordinary share capital                              (32)          (64)    (123)       (120)
Repurchase of ordinary share capital                           -           283        -         782
                                                         -------       -------  -------     -------
Net cash (inflow) outflow from financing                   2,017        (1,669)    (266)      1,197
                                                         =======       =======  =======     =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2001 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   Restatement of comparative information

     Comparative information for 2001 has been restated to reflect the changes described below.

     (a)  Transfer of solar, renewables and alternative fuels activities

          With  effect  from  January  1,  2002,   the  solar,   renewables  and
          alternative fuels activities have been transferred from Other businesses and corporate to Gas and Power. To reflect this transfer Gas and Power has been renamed Gas, Power and Renewables from the same date.

     (b)  New accounting standard for deferred tax

          With effect from January 1, 2002 BP has adopted Financial Reporting Standard No.19 'Deferred Tax' (FRS 19). This standard generally requires that deferred tax should be provided on a full liability basis rather than on a restricted liability basis as required by Statement of Standard Accounting Practice No.15 'Accounting for Deferred Tax'. The adoption of FRS 19 has been treated as a change in accounting policy.

          Under FRS 19 deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less tax in the future. In particular:

          o Provision is made for tax on gains arising from the disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the replacement assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

          o Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

          Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

          Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

          As a consequence of adopting FRS 19 acquisitions have been restated as if the new standard applied at that time. This leads to the creation of higher deferred tax liabilities and greater amounts of goodwill on those acquisitions.


Page18

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   Restatement of comparative information (continued)


Income statement                                            Three months ended     Six months ended
                                                                 June 30                June 30
                                                               (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                             ($ million, except per share amounts)

Turnover                                                  48,689        48,689   94,389      94,389
Less: joint ventures                                         280           280      568         568
                                                         -------       -------  -------     -------
Group turnover                                            48,409        48,409   93,821      93,821

Replacement cost of sales                                 40,706        40,679   77,894      77,840
Production taxes                                             433           433    1,016       1,016
                                                         -------       -------  -------     -------
Gross profit                                               7,270         7,297   14,911      14,965
Distribution and administration expenses                   2,638         2,638    5,164       5,164
Exploration expense                                           81            81      250         250
                                                         -------       -------  -------     -------
                                                           4,551         4,578    9,497       9,551
Other income                                                 112           112      307         307
                                                         -------       -------  -------     -------
Group replacement cost operating profit                    4,663         4,690    9,804       9,858
Share of profits of joint ventures                           125           125      227         227
Share of profits of associated undertakings                  157           157      386         386
                                                         -------       -------  -------     -------
Total replacement cost operating profit(a)                 4,945         4,972   10,417      10,471

Profit (loss) on sale of fixed assets and and
businesses or termination of operations                      171           171      389         389
                                                         -------       -------  -------     -------
Replacement cost profit before interest and tax            5,116         5,143   10,806      10,860
Inventory holding gains (losses)                              40            40     (198)       (198)
                                                         -------       -------  -------     -------
Historical cost profit before interest and tax             5,156         5,183   10,608      10,662
Interest expense                                             441           441      887         887
                                                         -------       -------  -------     -------
Profit before taxation                                     4,715         4,742    9,721       9,775
Taxation                                                   1,956         1,550    4,124       3,268
                                                         -------       -------  -------     -------
Profit after taxation                                      2,759         3,192    5,597       6,507
Minority shareholders' interest                               18            21       26          32
                                                         -------       -------  -------     -------
Profit for the period                                      2,741         3,171    5,571       6,475
                                                         -------       -------  -------     -------
Distribution to shareholders                               1,236         1,236    2,414       2,414
                                                         -------       -------  -------     -------
Earnings per ordinary share - cents
Basic                                                      12.21         14.12    24.80       28.82
Diluted                                                    12.14         14.04    24.65       28.65
                                                         =======       =======  =======     =======
---------------
(a) Total replacement cost operating profit, by business
Exploration and Production                                 3,427         3,441    8,093       8,121
Gas, Power and Renewables                                    161           173      261         285
Refining and Marketing                                     1,464         1,477    2,204       2,230
Chemicals                                                      9             9       90          90
Other businesses and corporate                              (116)         (128)    (231)       (255)
                                                         -------       -------  -------     -------
                                                           4,945         4,972   10,417      10,471
                                                         =======       =======  =======     =======

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   Restatement of comparative information (concluded)


   Balance sheet at December 31, 2001                                       Restated      Reported
                                                                     -----------------------------
                                                                                 ($ million)
   Fixed assets
      Intangible assets                                                       16,489        15,593
      Tangible assets                                                         77,410        77,410
      Investments                                                             11,963        12,047
                                                                     -----------------------------
                                                                             105,862       105,050
                                                                     -----------------------------
   Current assets                                                             36,108        36,108
   Current liabilities - amounts falling due within one year                  37,614        37,614
                                                                     -----------------------------
   Net current liabilities                                                    (1,506)       (1,506)
                                                                     -----------------------------
   Total assets less current liabilities                                     104,356       103,544
   Noncurrent liabilities                                                     15,413        15,413
   Provisions for liabilities and charges
      Deferred taxation                                                       11,702         1,655
      Other provisions                                                        11,482        11,482
                                                                     -----------------------------
   Net assets                                                                 65,759        74,994
   Minority shareholders' interest                                               598           627
                                                                     -----------------------------
   BP shareholders' interest                                                  65,161        74,367
                                                                     =============================


                                                            Three months ended     Six months ended
                                                                 June 30                June 30
                                                               (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
3. Turnover
   By business
   Exploration and Production                              6,539         7,441   12,177      16,558
   Gas, Power and Renewables                               8,235        10,491   16,003      22,613
   Refining and Marketing                                 31,870        34,257   56,759      62,780
   Chemicals                                               3,584         3,073    6,226       5,762
   Other businesses and corporate                            136           138      271         265
                                                         -------       -------  -------     -------
                                                          50,364        55,400   91,436     107,978
   Less: sales between businesses                          6,709         6,991   11,491      14,157
                                                         -------       -------  -------     -------
   Group excluding joint ventures                         43,655        48,409   79,945      93,821
   Sales of joint ventures                                   404           280      683         568
                                                         -------       -------  -------     -------
                                                          44,059        48,689   80,628      94,389
                                                         =======       =======  =======     =======

   By geographical area
   UK                                                     12,509        11,974   23,504      23,914
   Rest of Europe                                         12,219        10,043   21,338      19,018
   USA                                                    19,663        24,791   34,928      47,282
   Rest of World                                           8,035         8,929   15,019      18,620
                                                         -------       -------  -------     -------
                                                          52,426        55,737   94,789     108,834
   Less: Sales between areas                               8,771         7,328   14,844      15,013
                                                         -------       -------  -------     -------
                                                          43,655        48,409   79,945      93,821
                                                         =======       =======  =======     =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued



                                                            Three months ended     Six months ended
                                                                 June 30                June 30
                                                               (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
4. Production taxes
   UK petroleum revenue tax                                   90           135      153         373
   Overseas production taxes                                 225           298      409         643
                                                         -------       -------  -------     -------
                                                             315           433      562       1,016
                                                        ========       =======  =======     =======
5. Exploration expense
   Exploration and Production
      UK                                                       4             -       10           4
      Rest of Europe                                          13             3       36           5
      USA                                                    133            40      175         133
      Rest of World                                           72            38      125         108
                                                         -------       -------  -------     -------
                                                             222            81      346         250
                                                        ========       =======  =======     =======

6.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. BP presents financial information on a replacement cost basis in order to provide better comparability to the major US oil companies, which apply the last in, first out (LIFO) basis of inventory valuation. The LIFO basis is not permitted under UK GAAP. BP management believes that where inventory volumes remain constant or increase in a period, operating profit on the LIFO basis will not differ materially from operating profit on BP's replacement cost basis. For further discussion of replacement cost operating profit see Item 3 of BP`s Annual Report on Form 20-F for the year ended December 31, 2001.


                                                            Three months ended     Six months ended
                                                                 June 30                June 30
                                                               (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
7. Analysis of exceptional items
   Profit (loss) on sale of fixed assets and
   businesses or termination of operations
   Exploration and Production                                427           319      432         277
   Gas, Power and Renewables                                  (1)            -       (1)         (1)
   Refining and Marketing                                     31           (59)     (14)        206
   Chemicals                                                 (85)          (80)    (145)        (86)
   Other businesses and corporate                              4            (9)      (5)         (7)
                                                         -------       -------  -------     -------
   Exceptional items before taxation                         376           171      267         389
   Taxation charge                                          (160)         (118)    (121)       (269)
                                                         -------       -------  -------     -------
   Exceptional items after taxation                          216            53      146         120
                                                         =======       =======  =======     =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


Income statement                                            Three months ended     Six months ended
                                                                 June 30                June 30
                                                               (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                             ($ million, except per share amounts)
8. Inventory holding gains (losses)
   Exploration and Production                                 (1)           (9)       2           -
   Gas, Power and Renewables                                   4           (33)       8         (44)
   Refining and Marketing                                    444            99      939        (144)
   Chemicals                                                  78           (17)      49         (10)
                                                         -------       -------  -------     -------
                                                             525            40      998        (198)
   Minority shareholders' interest                            (6)            -       25           -
                                                         -------       -------  -------     -------
                                                             531            40      973        (198)
                                                         =======       =======  =======     =======

9. Interest expense
   Group interest payable (a)                                261           363      528         730
   Capitalized                                               (25)          (21)     (40)        (55)
                                                         -------       -------  -------     -------
                                                             236           342      488         675
   Joint ventures                                             15            13       29          33
   Associated undertakings                                    21            36       45          76
   Unwinding of discount on provisions                        42            50       85         103
                                                         -------       -------  -------     -------
                                                             314           441      647         887
                                                         =======       =======  =======     =======
---------------

(a)   Includes charges relating to the
      early redemption of debt                                 -            50        -          60
                                                         -------       -------  -------     -------

10.   Charge for taxation
      Current                                              1,040         1,640    1,573       3,375
      Deferred (a)                                           711           316      931         749
                                                         -------       -------  -------     -------
                                                           1,751         1,956    2,504       4,124
                                                         =======       =======  =======     =======
     United Kingdom                                          646           250      835         522
     Overseas                                              1,105         1,706    1,669       3,602
                                                         -------       -------  -------     -------
                                                           1,751         1,956    2,504       4,124
                                                         =======       =======  =======     =======
---------------

(a)   Includes the charge relating to
      the supplementary UK corporation tax of 10%            355             -      355           -
                                                         -------       -------  -------     -------

11.   Reconciliation of replacement cost results
      Historical cost profit (loss) for the period         2,040         2,741    3,336       5,571
      Inventory holding (gains) losses (a)                  (531)          (40)   (973)         198
                                                         -------       -------  --------    -------
      Replacement cost profit for the period               1,509         2,701    2,363       5,769
      Exceptional items (b)                                 (216)          (53)    (146)       (120)
                                                         -------       -------  -------     -------
      Replacement cost profit before exceptional items     1,293         2,648    2,217       5,649
                                                         -------       -------  -------     -------
      Earnings per ordinary share - cents
      On replacement cost profit before
      exceptional items                                     5.77         11.80     9.89       25.15
                                                         =======       =======  =======     =======
--------------

(a)   Net of minority shareholders' interest                  6              -      (25)          -
(b)   Net of tax charge                                     160            118      121         269

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12.   Business and geographical analysis

                                                          Gas,                               Other
                                      Exploration        Power    Refining              businesses
By business                                   and          and         and                     and
                                       Production   Renewables   Marketing   Chemicals   corporate   Eliminations   Total
                                      -----------   ----------   ---------   ---------  ----------   ------------   -----
                                                                      ($ million)
Three months ended June 30, 2002
Group turnover
-  third parties                            1,246        7,816      30,922       3,535         136              -  43,655
-  sales between between businesses         5,293          419         948          49           -         (6,709)      -
                                      -----------------------------------------------------------------------------------
                                            6,539        8,235      31,870       3,584         136         (6,709) 43,655
                                      -----------------------------------------------------------------------------------
Share of sales by joint ventures              137            -         102         165           -              -     404
                                      -----------------------------------------------------------------------------------
Equity accounted income                       127           38          51          57          12              -     285
                                      -----------------------------------------------------------------------------------
Total replacement cost
operating profit (loss)                     2,458          114         603         203        (128)             -   3,250
Exceptional items                             427           (1)         31         (85)          4              -     376
Inventory holding gains (losses)               (1)           4         444          78           -              -     525
                                      -----------------------------------------------------------------------------------
Historical cost profit (loss)               2,884          117       1,078         196        (124)             -   4,151
before interest and tax
                                      -----------------------------------------------------------------------------------
Capital expenditure and acquisitions        2,573          132       2,965         170         267              -   6,107

Three months ended June 30, 2001
Group turnover
-  third parties                            2,254        9,730      33,273       3,014         138              -  48,409
-  sales between businesses                 5,187          761         984          59           -         (6,991)      -
                                      -----------------------------------------------------------------------------------
                                            7,441       10,491      34,257       3,073         138         (6,991) 48,409
                                      -----------------------------------------------------------------------------------
Share of sales by joint ventures              131            -         149           -           -              -     280
                                      -----------------------------------------------------------------------------------
Equity accounted income                       138           29          60          33          22              -     282
                                      -----------------------------------------------------------------------------------
Total replacement cost
operating profit (loss)                     3,427          161       1,464           9       (116)              -   4,945
Exceptional items                             319            -         (59)        (80)        (9)              -     171
Inventory holding gains (losses)               (9)         (33)         99         (17)         -               -      40
                                      -----------------------------------------------------------------------------------
Historical cost profit (loss)
before interest and tax                     3,737          128       1,504         (88)      (125)              -   5,156
                                      -----------------------------------------------------------------------------------
Capital expenditure and acquisitions        2,423           68         487         766         52               -   3,796


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12.   Business and geographical analysis (continued)


By geographical area                               Rest of           Rest of
                                             UK     Europe     USA     World     Eliminations     Total
                                         --------------------------------------------------------------
                                                                    ($ million)
Three months ended June 30, 2002
Group turnover - third parties            8,172     10,311  18,643     6,529                -    43,655
               - sales between areas      4,337      1,908   1,020     1,506           (8,771)        -
                                         --------------------------------------------------------------
                                         12,509     12,219  19,663     8,035           (8,771)   43,655
                                         --------------------------------------------------------------
Share   of   sales   by   joint ventures     72         70      60       202                -       404
                                         --------------------------------------------------------------
Equity accounted income                      (3)        50      74       164                -       285
                                          -------------------------------------------------------------

Total replacement cost operating profit     504        526   1,103     1,117                -     3,250
Exceptional items                           (24)       (45)    482       (37)               -       376
Inventory holding gains (losses)             12         70     415        28                -       525
                                          -------------------------------------------------------------
Historical  cost profit  before
interest and tax                            492        551   2,000     1,108                -     4,151
                                          -------------------------------------------------------------

Capital expenditure and acquisitions        400      2,953   1,467     1,287                -     6,107

Three months ended June 30, 2001
Group turnover - third parties            8,629      8,157  24,525     7,098                -    48,409
               - sales between areas      3,345      1,886     266     1,831           (7,328)        -
                                         --------------------------------------------------------------
                                         11,974     10,043  24,791     8,929           (7,328)   48,409
                                         --------------------------------------------------------------
Share of sales by joint ventures              -          -     100       180                -       280
                                         --------------------------------------------------------------
Equity accounted income                     (10)        42      78       172                -       282
                                         --------------------------------------------------------------

Total replacement cost operating profit     814        429   2,485     1,217                -     4,945
Exceptional items                           (24)        (1)   (133)      329                -       171
Inventory holding gains (losses)             14         80     (35)      (19)               -        40
                                         --------------------------------------------------------------
Historical  cost profit  before
interest and tax                            804        508   2,317     1,527                -     5,156
                                         --------------------------------------------------------------
Capital expenditure and acquisitions        448        758   1,628       962                -     3,796

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12.   Business and geographical analysis (continued)

                                                          Gas,                               Other
                                      Exploration        Power    Refining              businesses
By business                                   and          and         and                     and
                                       Production   Renewables   Marketing   Chemicals   corporate   Eliminations   Total
                                      -----------------------------------------------------------------------------------
                                                                      ($ million)
Six months ended June 30, 2002
Group turnover
-  third parties                            3,337       15,129      55,143       6,065         271              -  79,945
-  sales between businesses                 8,840          874       1,616         161           -        (11,491)      -
                                      -----------------------------------------------------------------------------------
                                           12,177       16,003      56,759       6,226         271        (11,491) 79,945
                                      -----------------------------------------------------------------------------------
Share of sales by joint ventures              232            -         179         272           -              -     683
                                      -----------------------------------------------------------------------------------
Equity accounted income                       252           92         102          68          29              -     543
                                      -----------------------------------------------------------------------------------
Total replacement cost
operating profit (loss)                     4,386          225         671         279        (253)             -   5,308
Exceptional items                             432           (1)        (14)       (145)         (5)             -     267
Inventory holding gains (losses)                2            8         939          49           -              -     998
                                      -----------------------------------------------------------------------------------
Historical cost profit (loss)
before interest and tax                     4,820          232       1,596         183        (258)             -   6,573
                                      -----------------------------------------------------------------------------------
Capital expenditure and acquisitions        4,886          178       6,102         358         319              -  11,843

Six months ended June 30, 2001
Group turnover
-  third parties                            5,752       21,063       61,091      5,650         265              -  93,821
-  sales between between                   10,806        1,550        1,689        112           -        (14,157)      -
                                      -----------------------------------------------------------------------------------
                                           16,558       22,613       62,780      5,762         265        (14,157) 93,821
                                      -----------------------------------------------------------------------------------
Share of sales by joint ventures              326            -          242          -           -              -     568
                                      -----------------------------------------------------------------------------------
Equity accounted income                       317           85          102         77          32              -     613
                                      -----------------------------------------------------------------------------------
Total replacement cost
operating profit (loss)                     8,093          261        2,204         90        (231)             -  10,417
Exceptional items                             277           (1)         206        (86)         (7)             -     389
Inventory holding gains (losses)                -          (44)        (144)       (10)          -              -    (198)
                                      -----------------------------------------------------------------------------------
Historical cost profit (loss)
before interest and tax                     8,370          216        2,266         (6)       (238)             -  10,608
                                      -----------------------------------------------------------------------------------
Capital expenditure and acquisitions        4,289          104          857        982         101              -   6,333

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12.   Business and geographical analysis (concluded)

By geographical area                               Rest of           Rest of
                                             UK     Europe     USA     World     Eliminations     Total
                                         --------------------------------------------------------------
                                                                    ($ million)
Six months ended June 30, 2002
Group turnover - third parties           16,584     17,629  33,641    12,091                -    79,945
               - sales between areas      6,920      3,709   1,287     2,928          (14,844)        -
                                         --------------------------------------------------------------
                                         23,504     21,338  34,928    15,019          (14,844)   79,945
                                         --------------------------------------------------------------
Share of sales by joint ventures            104        126     103       350                -       683
                                         --------------------------------------------------------------
Equity accounted income                      (3)       111     129       306                -       543
                                         --------------------------------------------------------------

Total replacement cost operating profit   1,034        912   1,261     2,101                -     5,308
Exceptional items                           (33)       (35)    373       (38)               -       267
Inventory holding gains (losses)             58        182     699        59                -       998
                                         --------------------------------------------------------------
Historical  cost profit  before
interest and tax                          1,059      1,059   2,333     2,122                -     6,573
                                         --------------------------------------------------------------

Capital expenditure and acquisitions        809      5,805   2,998     2,231                -    11,843

Six months ended June 30, 2001
Group turnover - third parties           17,193     15,161  46,475    14,992                -    93,821
               - sales between areas      6,721      3,857     807     3,628          (15,013)        -
                                         --------------------------------------------------------------
                                         23,914     19,018  47,282    18,620          (15,013)   93,821
                                         --------------------------------------------------------------
Share of sales by joint ventures              -          -     187       381                -       568
                                         --------------------------------------------------------------
Equity accounted income                       2        124     142       345                -       613
                                         --------------------------------------------------------------
Total replacement cost operating profit   1,741        914   5,170     2,592                -    10,417
Exceptional items                           (14)         1     106       296                -       389
Inventory holding gains (losses)            (33)         5    (181)       11                -      (198)
                                         --------------------------------------------------------------
Historical  cost profit  before
interest and tax                          1,694        920   5,095     2,899                -    10,608
                                         --------------------------------------------------------------
Capital expenditure and acquisitions        842        897   2,838     1,756                -     6,333

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued



                                                            Three months ended     Six months ended
                                                                 June 30                June 30
                                                               (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
13.   Analysis of changes in net debt
      Opening balance
      Finance debt                                        24,531        18,788   21,417      21,190
      Less: Cash                                           1,379         1,188    1,358       1,170
            Current asset investments                        286           959      450         661
                                                         -------       -------  -------     -------
      Opening net debt                                    22,866        16,641   19,609      19,359
                                                         -------       -------  -------     -------
      Closing balance
      Finance debt                                        21,409        20,498   21,409      20,498
      Less: Cash                                           1,284         1,103    1,284       1,103
            Current asset investments                        285           563      285         563
                                                         -------       -------  -------     -------
      Closing net debt                                    19,840        18,832   19,840      18,832
                                                         -------       -------  -------     -------
      (Increase) decrease in net debt                      3,026        (2,191)    (231)        527
                                                         =======       =======  =======     =======

      Movement in cash/bank overdrafts                      (159)          (63)    (134)        (15)
      (Decrease) increase in current asset investments        33          (404)    (132)       (102)
      Net cash (inflow) outflow from financing
      (excluding share capital)                            2,049        (1,888)    (143)        535
      Partnership interests exchanged for BP loan notes    1,135             -    1,135           -
      Other movements                                         19            51       44          82
      Debt acquired                                            -           (47)    (999)        (47)
                                                         -------       -------  -------     -------
      Movements in net debt before exchange effect         3,077        (2,351)    (229)        453
      Exchange adjustments                                   (51)          160       (2)         74
                                                         -------       -------  -------     -------
      (Increase) decrease in net debt                      3,026        (2,191)    (231)        527
                                                         =======       =======  =======     =======



14.   Movement in BP shareholders' interest                                   $ million
                                                                              (Unaudited)

      Balance at December 31, 2001                                               74,367
      Prior year adjustment - change in accounting policy (see Note 2)           (9,206)
                                                                                -------
      As restated                                                                65,161
      Profit for the period                                                       3,336
      Distribution to shareholders                                               (2,637)
      Currency translation differences                                            1,585
      Employee share schemes                                                        123
                                                                                -------
      Balance at June 30, 2002                                                   67,568
                                                                                =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles


     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

     (i)  Group consolidation

          Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP permits these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

          Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of associated undertakings and joint ventures. In addition the turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

          UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

          The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

                                                  Three months ended June 30, 2002
                                                            (Unaudited)
                                       ---------------------------------------------------
                                                    As                             US GAAP
Increase (decrease) in caption heading        Reported    Reclassification    Presentation
                                        --------------------------------------------------
                                                            ($ million)
Consolidated statement of income
Other income                                    147                 192             339
Share of profits of JVs and
associated undertakings                         285                (285)              -
Exceptional items before taxation               376                  (2)            374
Inventory holding gains (losses)                525                   -             525
Interest expense                                314                 (36)            278
Taxation                                      1,751                 (59)          1,692
Profit for the period                         2,040                   -           2,040


                                                    Six months ended June 30, 2002
                                                            (Unaudited)
                                       ---------------------------------------------------
                                                    As                             US GAAP
                                              Reported    Reclassification    Presentation
                                        --------------------------------------------------
                                                            ($ million)
Consolidated statement of income
Other income                                       272                 345             617
Share of profits of JVs and
associated undertakings                            543                (543)              -
Exceptional items before taxation                  267                  (2)            265
Inventory holding gains (losses)                   998                   2           1,000
Interest expense                                   647                 (74)            573
Taxation                                         2,504                (124)          2,380
Profit for the period                            3,336                   -           3,336

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (i)  Group consolidation (concluded)

                                                  Three months ended June 30, 2001
                                                            (Unaudited)
                                       ---------------------------------------------------
                                                    As                             US GAAP
                                              Reported    Reclassification    Presentation
                                        --------------------------------------------------
                                                            ($ million)
Consolidated statement of income
Other income                                       112                 175             287
Share of profits of JVs and                        282                (282)              -
associated undertakings
Exceptional items before taxation                  171                   1             172
Inventory holding gains (losses)                    40                  (1)             39
Interest expense                                   441                 (49)            392
Taxation                                         1,956                 (58)          1,898
Profit for the period                            2,741                   -           2,741


                                                    Six months ended June 30, 2001
                                                            (Unaudited)
                                       ---------------------------------------------------
                                                    As                             US GAAP
                                              Reported    Reclassification    Presentation
                                        --------------------------------------------------
                                                            ($ million)
Consolidated statement of income
Other income                                       307                 360             667
Share of profits of JVs and
associated undertakings                            613                (613)              -
Exceptional items before taxation                  389                   1             390
Inventory holding gains (losses)                  (198)                 (1)           (199)
Interest expense                                   887                (109)            778
Taxation                                         4,124                (144)          3,980
Profit for the period                            5,571                   -           5,571

(ii) Income statement

     The income statement prepared under UK GAAP shows sub-totals for replacement cost profit before interest and tax, historical cost profit before interest and tax and profit after taxation. These line items are not recognized under US GAAP.

(iii)Exceptional items

     Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or sale or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

(iv) Deferred taxation/business combinations

     US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (iv) Deferred taxation/business combinations (concluded)

     The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.


                                                            Three months ended     Six months ended
                                                                 June 30                June 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                              139           304      290         567
      Taxation                                               (80)         (335)    (174)       (672)
      Profit for the year                                    (59)           31     (116)        105
                                                          ======        ======    =====       =====

                                                                             At             At
                                                                          June 30,      December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ----------     -----------
                                                                                 ($ million)
      Tangible assets                                                        7,339            7,032
      Deferred taxation                                                      7,217            6,789
      BP shareholders' interest                                                122              243
                                                                          ========         ========

     (v)  Provisions

          UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities. Under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable and (ii) provisions for decommissioning are provided on a unit-of-production basis over field lives; there is no corresponding tangible fixed asset.

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.


                                                            Three months ended     Six months ended
                                                                 June 30                June 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                               32            68      109         157
      Interest expense                                       (42)          (50)     (85)       (103)
      Taxation                                                (8)          (30)     (16)        (48)
      Profit for the year                                     18            12       (8)         (6)
                                                          ======       ======    ======      ======

                                                                             At             At
                                                                          June 30,      December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Tangible assets                                                         (871)            (785)
      Provisions                                                               747              780
      Deferred taxation                                                       (531)            (511)
      BP shareholders' interest                                             (1,087)          (1,054)
                                                                          ========         ========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


     15.  US generally accepted accounting principles - continued

          (vi) Sale and leaseback

               The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas for US GAAP it was treated as a financing transaction.

               A provision was recognized under UK GAAP in 1999 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision has been reversed for US GAAP.

               Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit was not recognized immediately but amortized over the term of the operating lease.

               The adjustments to profit for the year and BP shareholders' interest to accord with US GAAP are summarized below.


                                                            Three months ended     Six months ended
                                                                 June 30                June 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                                2            31        7          37
      Taxation                                                (1)           (1)      (2)          2
      Profit for the year                                     (1)          (30)      (5)        (39)
                                                          ======       ======    ======      ======

                                                                             At             At
                                                                          June 30,      December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Tangible assets                                                        166              171
      Other accounts payable and accrued liabilities                          29               30
      Provisions                                                             (64)             (65)
      Finance debt                                                           413              413
      Deferred taxation                                                      (74)             (73)
      BP shareholders' interest                                             (138)            (134)
                                                                        ========         ========

     (vii)Goodwill and intangible assets

          Various differences in the basis for determining goodwill between UK and US GAAP result in goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

          On January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 142 `Goodwill and Other Intangible Assets' (SFAS 142) for US GAAP reporting. This standard eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life continue to be amortized over their estimated useful lives. Amortization of goodwill charged to income under UK GAAP has been reversed for US GAAP.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (vii)Goodwill and intangible assets (continued)

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.


                                                            Three months ended     Six months ended
                                                                 June 30                June 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                             (322)          (15)    (643)        (30)
      Taxation                                                 -             -        -           -
      Profit for the year                                    322            15      643          30
                                                          ======         =====    =====       =====

                                                                             At             At
                                                                          June 30,      December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Intangible assets                                                     (760)            (1,414)
      Deferred taxation                                                        -                  -
      BP shareholders' interest                                             (760)            (1,414)
                                                                          ======             ======

          Profit for the period, as adjusted to accord with US GAAP, for the three month and six month periods ended June 30, 2001, adjusted to exclude amortization of goodwill no longer being amortized pursuant to SFAS 142 is shown below.

                                                            Three months ended     Six months ended
                                                               June 30, 2001         June 30, 2001
                                                                (Unaudited)           (Unaudited)
                                                          --------------------     ----------------
                                                                           ($ million)
      Profit for the period as adjusted to
      accord with US GAAP, as reported                             2,743                 5,521
      Add back goodwill amortization                                 315                   621
                                                                 -------                ------
      Profit for the period as adjusted to
      accord with US GAAP, as adjusted                             3,058                 6,142
                                                                 -------                ------

      Per ordinary share - cents
         Basic - as reported                                       12.22                 24.58
         Adjustment                                                 1.40                  2.76
                                                                 -------                ------
         Basic - as adjusted                                       13.62                 27.34
                                                                 -------                ------

         Diluted - as reported                                     12.15                 24.43
         Adjustment                                                 1.39                  2.75
                                                                 -------                ------
         Diluted - as adjusted                                     13.54                 27.18
                                                                 -------                ------

      Per American Depositary Share - cents
         Basic - as reported                                       73.32                147.48
         Adjustment                                                 8.40                 16.56
                                                                 -------                ------
         Basic - as adjusted                                       81.72                164.04
                                                                 -------                ------

         Diluted - as reported                                     72.90                146.58
         Adjustment                                                 8.34                 16.50
                                                                 -------                ------
         Diluted - as adjusted                                     81.24                163.08
                                                                 -------                ------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (vii)Goodwill and intangible assets (concluded)

          Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the three months ended June 30, 2002 are shown below.

                                               Exploration                      Other
                                               expenditure    Goodwill    intangibles      Total
                                               -------------------------------------------------
                                                               ($ million)
          Net book amount
          At January 1, 2002                         5,334       9,453            288     15,075
          Amortization expense                        (206)          -            (28)      (234)
          Other movements                              278         140            144        562
                                               -------------------------------------------------
          At June 30, 2002                           5,406       9,593            404     15,403
                                               =================================================

          Amortization expense relating to other intangibles is expected to be in the range $60-$100 million in each of the succeeding five years.

          During the second quarter of 2002 the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

     (viii)Derivative financial instruments and hedging activities

          On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by Statement Nos. 137 and 138, for US GAAP reporting.

          SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

          In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

          All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. For these derivatives, the cumulative effect of adopting SFAS 133 resulted in a pre-tax charge to income, as adjusted to accord with US GAAP, of $27 million ($18 million after tax). Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

          The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for those contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. On the basis of SFAS 133 Implementation Issue C11, these contracts have been marked to market with effect from July 1, 2001.

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (viii) Derivative financial instruments and hedging activities (concluded)


                                                            Three months ended     Six months ended
                                                                 June 30                June 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                             (163)           46     (967)        198
      Taxation                                                65           (17)     346         (70)
      Profit  for  the  year  before cumulative
      effect of accounting change                             98           (29)     621        (128)
      Cumulative effect of accounting change,
      net of taxation                                          -             -        -         (18)
      Profit for the year                                     98           (29)     621        (146)
                                                           =====        ======    =====       =====

                                                                             At             At
                                                                          June 30,      December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Accounts payable and accrued liabilities                                  71            1,038
      Deferred taxation                                                        (17)            (363)
      BP shareholders' interest                                                (54)            (675)
                                                                             =====            =====

     (ix) Gain arising on asset exchange

          For UK GAAP the transaction with Solvay in the fourth quarter of 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition at fair value which gives rise to a pre-tax gain on disposal of $242 million ($157 million after tax).

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.


                                                            Three months ended     Six months ended
                                                                 June 30                June 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                                6             -       15           -
      Taxation                                                (1)            -       (5)          -
      Profit for the year                                     (5)            -      (10)          -
                                                           =====         =====    =====       =====

                                                                             At             At
                                                                          June 30,      December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Intangible assets                                                        177              188
      Accounts payable and accrued liabilities                                 (53)             (54)
      Deferred taxation                                                         80               85
      BP shareholders' interest                                                150              157
                                                                             =====            =====

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (x)  Ordinary shares held for future awards to employees

          Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                             At             At
                                                                          June 30,      December 31,
      Increase (decrease) in caption heading                                2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Fixed assets - Investments                                              (218)            (266)
      BP shareholders' interest                                               (218)            (266)
                                                                             =====            =====

     (xi) Dividends

          Under UK GAAP, dividends are recorded in the period in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                             At             At
                                                                          June 30,      December 31,
      Increase (decrease) in caption heading                                2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Other accounts payable and accrued liabilities                        (1,346)          (1,288)
      BP shareholders' interest                                              1,346            1,288
                                                                            ======           ======

     (xii)Investments

          Under UK GAAP the Group's equity investments in Lukoil, Sinopec and PetroChina are held for the long term and reported as fixed asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                             At             At
                                                                          June 30,      December 31,
      Increase (decrease) in caption heading                                2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Fixed assets - Investments                                               275               (3)
      Deferred taxation                                                         96               (1)
      BP shareholders' interest                                                179               (2)
                                                                             =====            =====

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (xiii)Additional minimum pension liability

          Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

          The adjustments to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                             At             At
                                                                          June 30,      December 31,
      Increase (decrease) in caption heading                                2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Intangible assets                                                        112              112
      Other receivables falling due after more than one year                (1,015)          (1,015)
      Noncurrent liabilities - accounts payable accrued liabilities            548              548
      Deferred taxation                                                       (509)            (509)
      BP shareholders' interest                                               (942)            (942)
                                                                            ======           ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     The following is a summary of the adjustments to profit for the year and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

     These results are stated using the first-in first-out method of inventory valuation.

     Profit for the period                                       Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001(a)     2002        2001(a)
                                                                 ------------------        ----------------
                                                                                  ($ million)
     Profit as reported  in the  consolidated
     statement of income                                        2,040         2,741       3,336       5,571

     Adjustments:
     Deferred taxation/business  combinations (iv)                (59)           31        (116)        105
     Provisions (v)                                                18            12          (8)         (6)
     Sale and leaseback (vi)                                       (1)          (30)         (5)        (39)
     Goodwill (vii)                                               322            15         643          30
     Derivative financial instruments (viii)                       98           (29)        621        (128)
     Gain arising on asset exchange (ix)                           (5)            -         (10)          -
     Other                                                          3             3           6           6
                                                               ------        ------      ------      ------
                                                                  376             2       1,131         (32)
                                                               ------        ------      ------      ------
     Profit for the period before cumulative effect of
     accounting change as adjusted to accord with US GAAP       2,416         2,743       4,467       5,539
     Cumulative effect of accounting change:
       Derivative financial instruments (viii)                      -             -           -         (18)
                                                               ------        ------      ------      ------
     Profit for the period as  adjusted  to
     accord with US GAAP                                        2,416         2,743       4,467       5,521
                                                               ======        ======      ======      ======
     Profit for the period as adjusted:
     Per ordinary share - cents
       Basic - before  cumulative  effect of
       accounting change                                        10.77         12.22       19.92       24.66
       Cumulative effect of accounting change                       -             -           -       (0.08)
                                                               ------        ------      ------      ------
                                                                10.77         12.22       19.92       24.58
                                                               ------        ------      ------      ------

      Diluted  - before  cumulative  effect of
      accounting change                                         10.71         12.15       19.82       24.51
      Cumulative effect of accounting change                        -             -           -       (0.08)
                                                               ------        ------      ------      ------
                                                                10.71         12.15       19.82       24.43
                                                               ------        ------      ------      ------
     Per American Depositary Share - cents (b)
       Basic - before cumulative effect of accounting change    64.62         73.32      119.52      147.96
       Cumulative effect of accounting                              -             -           -       (0.48)
                                                               ------        ------      ------      ------
                                                                64.62         73.32      119.52      147.48
                                                               ------        ------      ------      ------

      Diluted  - before  cumulative  effect of
      accounting change                                         64.26         72.90      118.92      147.06
      Cumulative effect of accounting change                        -             -           -       (0.48)
                                                               ------        ------      ------      ------
                                                                64.26         72.90      118.92      146.58
                                                               ------        ------      ------      ------

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued


   BP shareholders' interest                              June 30, 2002      December 31, 2001 (a)
                                                            (Unaudited)
                                                          ----------------------------------------
                                                                      ($ million)
   BP shareholders' interest as reported
   in the consolidated balance sheet                             67,568                 65,161

   Adjustments:
     Deferred taxation/business combinations (iv)                   122                    243
     Provisions (v)                                              (1,087)                (1,054)
     Sale and leaseback (vi)                                       (138)                  (134)
     Goodwill (vii)                                                (760)                (1,414)
     Derivative financial instruments (viii)                        (54)                  (675)
     Gain arising on asset exchange (ix)                            150                    157
     Ordinary shares held for future awards to employees (x)       (218)                  (266)
     Dividends (xi)                                               1,346                  1,288
     Investments (xii)                                              179                     (2)
     Additional  minimum pension liability (xiii)                  (942)                  (942)
     Other                                                          (50)                   (40)
                                                               --------               --------
                                                                 (1,452)                (2,839)
                                                               --------               --------
   BP shareholders' interest as adjusted
   to accord with US GAAP                                        66,116                 62,322
                                                                =======                =======

   ---------------

     (a) The profit reported under UK GAAP for the three month and six month periods ended June 30, 2001 and BP shareholders' interest reported under UK GAAP at December 31, 2001 have been restated to reflect the adoption of FRS 19. Consequently certain of the adjustments in the UK/US GAAP reconciliation have also been restated. Profit and BP shareholders' interest, as adjusted to accord with US GAAP, are unaffected by the adoption of FRS 19.

     (b)  One American Depositary Share is equivalent to six ordinary shares.

   Earnings per share

   Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
                                                                                (shares million)
   Weighted  average  number of ordinary shares                22,427        22,448      22,415      22,461
   Ordinary shares issuable under
   employee share schemes                                         112           135         119         140

                                                              -------       -------     -------     -------
                                                               22,539        22,583      22,534      22,601
                                                              =======       =======     =======      =======

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Comprehensive income

     The components of comprehensive income, net of related tax are as follows:

                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
                                                                                 ($ million)
     Profit for the period as adjusted to
       accord with US GAAP                                      2,416         2,743       4,467       5,521
     Currency translation differences                           1,941          (605)      1,585      (1,599)
     Derivative financial instruments                               -            (8)          -          15
     Net unrealized gain on investments                            20           205         181         269
     Additional minimum pension liability                           -             -           -           -
                                                              -------       -------     -------     -------
     Comprehensive income                                       4,377         2,335       6,233       4,206
                                                              =======       =======     =======     =======

     Accumulated other comprehensive income at June 30, 2002 and December 31, 2001 comprised losses of $3,968 million and $5,734 million, respectively.

     Consolidated statement of cash flows

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS
     95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
                                                                                 ($ million)
     Operating activities
     Profit after taxation                                      2,086         2,759       3,422       5,597
     Adjustments to reconcile profits after tax to
     net cash provided by operating activities
     Depreciation and amounts provided                          2,227         2,130       4,380       4,297
     Exploration expenditure written off                          147            22         206         130
     Share of profits of joint ventures and associated
     undertakings less dividends received                         (23)           38         (40)        (25)
     (Profit)  loss on sale of  businesses and fixed assets      (374)         (171)       (265)       (389)
     Working capital movement (a)                                (652)       (2,683)     (1,321)     (1,329)
     Deferred Taxation                                            711           316         931         749
     Other                                                         52           222         (56)         98
                                                              -------       -------     -------     -------
     Net  cash   provided   by   operating activities           4,174         2,633       7,257       9,128
                                                              -------       -------     -------     -------

     Investing activities
     Capital expenditures                                      (2,818)       (3,037)     (5,632)     (5,648)
     Acquisitions, net of cash acquired                          (139)         (560)     (1,689)       (560)
     Investment in associated undertakings                       (488)         (148)       (631)       (268)
     Net investment in joint ventures                             (68)          (72)       (114)       (133)
     Proceeds from disposal of assets                           2,523           232       2,871         926
                                                              -------       -------     -------     -------
     Net cash used in investing activities                       (990)       (3,585)     (5,195)     (5,683)
                                                              -------       -------     -------     -------

     Financing activities
     Proceeds from shares issued (repurchased)                     32          (219)        123        (662)
     Proceeds from long-term financing                            752           505       2,498       1,022
     Repayments of long-term financing                           (663)       (1,034)       (897)     (1,180)
     Net decrease (increase) in short term debt                (2,138)        2,417      (1,458)       (377)
     Dividends paid - BP Shareholders                          (1,290)       (1,179)     (2,578)     (2,360)
                    -  Minority shareholders                       (3)           (5)        (16)         (5)
                                                              -------       -------     -------     -------
     Net cash used in financing activities                     (3,310)          485      (2,328)     (3,562)
                                                              -------       -------     -------     -------
     Currency translation differences relating to
     cash and cash equivalents                                     30           (14)         27         (48)
                                                              -------       -------     -------     -------
     Increase  (decrease) in cash and cash equivalents            (96)         (481)       (239)       (165)
                                                              -------       -------     -------     -------
     Cash and cash equivalents at begining of period            1,665         2,147       1,808       1,831
                                                              -------       -------     -------     -------
     Cash and cash  equivalents  at end of period               1,569         1,666       1,569       1,666
                                                              =======       =======     =======     =======

     (a)  Working capital:
     Inventories (increase) decrease                             (807)         (371)     (1,303)        (13)
     Receivables (increase) decrease                           (1,691)         (502)     (2,134)     (1,546)
     Current liabilities - excluding finance debt
     increase (decrease)                                        1,846        (1,810)      2,116         230
                                                              -------       -------     -------     -------
                                                                 (652)       (2,683)     (1,321)     (1,329)
                                                              =======       =======     =======     =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - concluded

     Impact of new US accounting standards

     New US accounting standards adopted: The Group has adopted Statement of Financial Accounting Standards No. 141 `Business Combinations' (SFAS 141) for US GAAP reporting with effect from January 1, 2002. Under SFAS 141, the pooling of interest method of accounting is no longer permitted. Also on January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 144 `Accounting for the Impairment or Disposal of Long-Lived Assets' (SFAS 144). SFAS 144 retains the requirement to recognize an impairment loss only where the carrying value of a long-lived asset is not recoverable from its undiscounted cash flows and to measure such loss as the difference between the carrying amount and fair value of the asset. SFAS 144, among other things, changes the criteria that have to be met in order to classify an asset as held-for-sale and requires that operating losses from discontinued operations be recognized in the period that the losses are incurred rather than as of the measurement date.

     The adoption of SFAS 141 and SFAS 144 had no impact on profit, as adjusted to accord with US GAAP, for the three month and six month periods ended June 30, 2002 or on BP shareholders' interest, as adjusted to accord with US GAAP, at June 30, 2002.

     Asset retirement obligations: In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 'Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

     The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Company has not yet determined the effect of adopting SFAS 143 on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

     Costs associated with exit or disposal activities: In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS 146 requires that the liability be initially measured at fair value. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not yet determined the effect of adopting SFAS 146 on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

     Impact of new UK accounting standards

     Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 `Retirement Benefits' (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. The Company has not yet completed its evaluation of the impact of adopting FRS 17 on the Group's results of operations, and there will be no significant effect on the Group's financial position.

     In July 2002, the UK Accounting Standards Board issued a proposed amendment to FRS17, which would defer full adoption until January 1, 2005.

     Impact of international accounting standards

     In June 2002, the European Union Council of Ministers adopted a Regulation which would require the Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (IAS) beginning January 1, 2005, with restatement of prior periods presented. IAS differ in several respects from UK and US GAAP. In addition, significant revisions are currently being contemplated and other revisions may be adopted prior to January 1, 2005. The Group has not determined the effects of adopting IAS.

16.  Condensed consolidating information

     The following information is presented in accordance with the financial reporting rules of the Securities and Exchange Commission regarding issuers and guarantors of guaranteed securities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended June 30, 2002

Turnover                                             588              -           43,995                  (524)   44,059

Less: Joint ventures                                   -              -              404                     -       404
                                            ----------------------------------------------------------------------------

Group turnover                                       588              -           43,591                  (524)   43,655

Replacement cost of sales                            301              -           37,411                  (535)   37,177

Production taxes                                      53              -              262                     -       315
                                            ----------------------------------------------------------------------------

Gross profit                                         234              -            5,918                    11     6,163

Distribution and administration expenses               -            272            2,851                     -     3,123

Exploration expense                                    7              -              215                     -       222
                                            ----------------------------------------------------------------------------

                                                     227           (272)           2,852                    11     2,818

Other income                                           6            155              106                  (120)      147
                                            ----------------------------------------------------------------------------

Group replacement cost operating profit              233           (117)           2,958                  (109)    2,965

Share of profits of joint ventures                     -              -               89                     -        89

Share of profits of associated undertakings            -              -              196                     -       196

Equity accounted income of subsidiaries               77          3,430                -                (3,507)        -
                                            ----------------------------------------------------------------------------

Total replacement cost operating profit              310          3,313            3,243                (3,616)    3,250

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -          1,213            1,213                (2,050)      376
                                            ----------------------------------------------------------------------------

Replacement cost profit before
  interest and tax                                   310          4,526            4,456                (5,666)    3,626

Inventory holding gains (losses)                     (21)           525              525                  (504)      525
                                            ----------------------------------------------------------------------------

Historical cost profit before
  interest and tax                                   289          5,051            4,981                (6,170)    4,151

Interest expense                                      27            423              367                  (503)      314
                                            ----------------------------------------------------------------------------

Profit before taxation                               262          4,628            4,614                (5,667)    3,837

Taxation                                              95          1,751            1,666                (1,761)    1,751
                                            ----------------------------------------------------------------------------

Profit after taxation                                167          2,877            2,948                (3,906)    2,086

Minority shareholders' interest                        -              -               46                     -        46
                                            ----------------------------------------------------------------------------

Profit for the period                                167          2,877            2,902                (3,906)    2,040
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

     Income Statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                            ($ million)


Three months ended June 30, 2002

Profit as reported                                   167          2,877            2,902                (3,906)    2,040

Adjustments:

  Deferred taxation/business combinations            (32)           (59)             (38)                   70       (59)

  Provisions                                          (1)            18               18                   (17)       18

  Sale and leaseback                                   -             (1)              (1)                    1        (1)

  Goodwill                                             -            322              322                  (322)      322

  Derivative financial instruments                     -             98               98                   (98)       98

  Gain arising on asset exchange                       -             (5)              (5)                    5        (5)

  Other                                                -              3                3                    (3)        3
                                            ----------------------------------------------------------------------------
Profit for the period as adjusted
  to accord with US GAAP                             134          3,253            3,299                (4,270)    2,416
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)


Three months ended June 30, 2001

Turnover                                             524              -           48,689                  (524)   48,689

Less: Joint ventures                                   -              -              280                     -       280
                                            ----------------------------------------------------------------------------

Group turnover                                       524              -           48,409                  (524)   48,409

Replacement cost of sales                            249              -           40,990                  (533)   40,706

Production taxes                                      50              -              383                     -       433
                                            ----------------------------------------------------------------------------

Gross profit                                         225              -            7,036                     9     7,270

Distribution and administration expenses               -             48            2,590                     -     2,638

Exploration expense                                    8              -               73                     -        81
                                            ----------------------------------------------------------------------------

                                                     217            (48)           4,373                     9     4,551

Other income                                           -            339              110                  (337)      112
                                            ----------------------------------------------------------------------------

Group replacement cost operating profit              217            291            4,483                  (328)    4,663

Share of profits of joint ventures                     -              -              125                     -       125

Share of profits of associated undertakings            -              -              157                     -       157

Equity accounted income of subsidiaries              112          4,964                -                (5,076)        -
                                            ----------------------------------------------------------------------------

Total replacement cost operating profit              329          5,255            4,765                (5,404)    4,945

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -            171              171                  (171)      171
                                            ----------------------------------------------------------------------------

Replacement cost profit before
  interest and tax                                   329          5,426            4,936                (5,575)    5,116

Inventory holding gains (losses)                       1             40               40                   (41)       40
                                            ----------------------------------------------------------------------------

Historical cost profit before
  interest and tax                                   330          5,466            4,976                (5,616)    5,156

Interest expense                                      17            769              775                (1,120)      441
                                            ----------------------------------------------------------------------------

Profit before taxation                               313          4,697            4,201                (4,496)    4,715

Taxation                                             144          1,956            1,905                (2,049)    1,956
                                            ----------------------------------------------------------------------------

Profit after taxation                                169          2,741            2,296                (2,447)    2,759

Minority shareholders' interest                        -              -               18                     -        18
                                            ----------------------------------------------------------------------------

Profit for the period                                169          2,741            2,278                (2,447)    2,741
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

     Income Statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)


Three months ended June 30, 2001

Profit as reported                                   169          2,741            2,278                (2,447)    2,741

Adjustments:

  Deferred taxation/business combinations             14             31               25                   (39)       31

  Provisions                                          (1)            12               14                   (13)       12

  Sale and leaseback                                   -            (30)            (30)                    30       (30)

  Goodwill                                             -             15              15                    (15)       15

  Derivative financial instruments                     -            (29)            (29)                    29       (29)

  Gain arising on asset exchange                       -              -               -                      -         -

  Other                                                -              3               3                     (3)        3
                                            ----------------------------------------------------------------------------

Profit for the period as adjusted
  to accord with US GAAP                             182          2,743           2,276                 (2,458)    2,743
                                            ============================================================================

Page45

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                            ($ million)



Six months ended June 30, 2002

Turnover                                           1,094             -            80,564                (1,030)   80,628

Less: Joint ventures                                   -             -               683                     -       683
                                            ----------------------------------------------------------------------------

Group turnover                                     1,094             -            79,881                (1,030)   79,945

Replacement cost of sales                            620             -            69,159                (1,049)   68,730

Production taxes                                      97             -               465                     -       562
                                            ----------------------------------------------------------------------------

Gross profit                                         377             -            10,257                    19    10,653

Distribution and administration expenses               -           326             5,488                     -     5,814

Exploration expense                                   13             -               333                     -       346
                                            ----------------------------------------------------------------------------

                                                     364          (326)            4,436                    19     4,493

Other income                                          21           308               162                  (219)      272
                                            ----------------------------------------------------------------------------

Group replacement cost operating profit              385           (18)            4,598                  (200)    4,765

Share of profits of joint ventures                     -             -               159                     -       159

Share of profits of associated undertakings            -             -               384                     -       384

Equity accounted income of subsidiaries              100         5,440                 -                (5,540)        -
                                            ----------------------------------------------------------------------------

Total replacement cost operating profit              485         5,422             5,141                (5,740)    5,308

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -         1,104             1,104                (1,941)      267
                                            ----------------------------------------------------------------------------

Replacement cost profit before
  interest and tax                                   485         6,526             6,245                (7,681)    5,575

Inventory holding gains (losses)                       5           998               998                (1,003)      998
                                            ----------------------------------------------------------------------------

Historical cost profit before
  interest and tax                                   490         7,524             7,243                (8,684)    6,573

Interest expense                                      40           847               760                (1,000)      647
                                            ----------------------------------------------------------------------------

Profit before taxation                               450         6,677             6,483                (7,684)    5,926

Taxation                                             177         2,504             2,352                (2,529)    2,504
                                            ----------------------------------------------------------------------------

Profit after taxation                                273         4,173             4,131                (5,155)    3,422

Minority shareholders' interest                        -             -                86                     -        86
                                            ----------------------------------------------------------------------------

Profit for the period                                273         4,173             4,045                (5,155)    3,336
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

     Income Statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)


Six months ended June 30, 2002

Profit as reported                                   273          4,173            4,045                (5,155)    3,336

Adjustments:

  Deferred taxation/business combinations            (65)          (116)             (74)                  139      (116)

  Provisions                                          (1)            (8)              (7)                    8        (8)

  Sale and leaseback                                   -             (5)              (5)                    5        (5)

  Goodwill                                             -            643              643                  (643)      643

  Derivative financial instruments                     -            621              621                  (621)      621

  Gain arising on asset exchange                       -            (10)             (10)                   10       (10)

  Other                                                -              6                6                    (6)        6
                                            ----------------------------------------------------------------------------

Profit for the period as adjusted
  to accord with US GAAP                             207          5,304            5,219                (6,263)    4,467
                                            ============================================================================

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                            ($ million)


Six months ended June 30, 2001

Turnover                                           1,128             -            94,389                (1,128)   94,389

Less: Joint ventures                                   -             -               568                     -       568
                                            ----------------------------------------------------------------------------

Group turnover                                     1,128             -            93,821                (1,128)   93,821

Replacement cost of sales                            522             -            78,515                (1,143)   77,894

Production taxes                                     109             -               907                     -     1,016
                                            ----------------------------------------------------------------------------

Gross profit                                         497             -            14,399                    15    14,911

Distribution and administration expenses              -            117             5,047                     -     5,164


Exploration expense                                  12              -               238                     -       250
                                            ----------------------------------------------------------------------------

                                                    485           (117)            9,114                    15     9,497

Other income                                          -            701               307                  (701)      307
                                            ----------------------------------------------------------------------------

Group replacement cost operating profit             485            584             9,421                  (686)    9,804

Share of profits of joint venture                     -              -               227                     -       227

Share of profits of associated undertakings           -              -               386                     -       386

Equity accounted income of subsidaries              273         10,493                 -               (10,766)        -
                                            ----------------------------------------------------------------------------

Total replacement cost operating profit             758         11,077           10,034                (11,452)   10,417

Profit (loss) on sale of fixed assets
  and businesses or termination of operations         1            389              388                   (389)      389
                                            ----------------------------------------------------------------------------

Replacement cost profit before
  interest and tax                                  759         11,466           10,422                (11,841)   10,806

Inventory holding gains (losses)                     (6)          (198)            (198)                   204      (198)
                                            ----------------------------------------------------------------------------

Historical cost profit before
  interest and tax                                  753         11,268           10,224                (11,637)   10,608

Interest expense                                     19          1,573            1,583                 (2,288)      887
                                            ----------------------------------------------------------------------------

Profit before taxation                              734          9,695            8,641                 (9,349)    9,721

Taxation                                            318          4,124            4,000                 (4,318)    4,124
                                            ----------------------------------------------------------------------------

Profit after taxation                               416          5,571            4,641                 (5,031)    5,597

Minority shareholders' interest                       -              -               26                      -        26
                                            ----------------------------------------------------------------------------

Profit for the period                               416          5,571            4,615                 (5,031)    5,571
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

     Income Statement (concluded)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (concluded)                 Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)


Six months ended June 30, 2001

Profit as reported                                   416          5,571            4,615                (5,031)    5,571

Adjustments:

  Deferred taxation/business combinations             24            105               98                  (122)      105

  Provisions                                          (2)            (6)              (3)                    5        (6)

  Sale and leaseback                                   -            (39)             (39)                   39       (39)

  Goodwill                                             -             30               30                   (30)       30

  Derivative financial instruments                     -           (128)            (128)                  128      (128)

  Gain arising on asset exchange                       -              -                -                     -         -

  Other                                                -              6                6                    (6)        6
                                            ----------------------------------------------------------------------------

Profit for the period before cumulative
  effect of accounting change as adjusted
  to accord with US GAAP                             438          5,539            4,579                (5,017)    5,539

    Cumulative effect of accounting change:
      Derivative financial instruments                 -            (18)             (18)                   18       (18)
                                            ----------------------------------------------------------------------------

Profit for the period as adjusted to
  accord with US GAAP                                438          5,521            4,561                (4,999)    5,521
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet                                Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                            ($ million)


At June 30, 2002

Fixed assets

Intangible assets                                    517             -            15,646                     -    16,163

Tangible assets                                    6,479             -            79,108                     -    85,587

Investments

  Subsidiaries - equity accounted basis            1,898        81,774                 -               (83,672)        -

  Other                                                -           221            12,035                     -    12,257
                                            ----------------------------------------------------------------------------

                                                   1,898        81,996            12,035               (83,672)   12,257
                                            ----------------------------------------------------------------------------

Total fixed assets                                 8,894        81,996           106,789               (83,672)  114,007
                                            ----------------------------------------------------------------------------

Current assets

Inventories                                           82             -             9,736                     -     9,818

Receivables                                       16,336        21,204            49,224               (54,420)   32,344

Investments                                            -             -               285                     -       285

Cash at bank and in hand                              (6)            2             1,288                     -     1,284
                                            ----------------------------------------------------------------------------

                                                  16,412        21,206            60,533               (54,420)   43,731
                                            ----------------------------------------------------------------------------

Current liabilities - falling due
  within one year

Finance debt                                       1,440             -             8,799                (1,385)    8,854

Accounts payable and accrued liabilities             423         9,210            36,919                (8,152)   38,400
                                            ----------------------------------------------------------------------------

Net current assets (liabilities)                  14,549        11,996            14,815               (44,883)   (3,523)
                                            ----------------------------------------------------------------------------

Total assets less current liabilities             23,443        93,992           121,604              (128,555)  110,484

Noncurrent liabilities

Finance debt                                           -             -            12,555                     -    12,555

Accounts payable and accrued liabilities          10,448           152            38,052               (45,272)    3,380

Provisions for liabilities and charges

Deferred taxation                                  1,707             -            13,318                (1,707)   13,318

Other provisions                                     409            222           10,768                 1,706    13,105
                                            ----------------------------------------------------------------------------

Net assets                                        10,879         93,618           46,911               (83,282)   68,126

Minority shareholders' interest                        -              -              558                     -       558
                                            ----------------------------------------------------------------------------

BP shareholders' interest                         10,879         93,618           46,353               (83,282)   67,568
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)


At June 30, 2002

Capital and reserves

Capital shares                                     1,050         5,637                 -                (1,050)    5,637

Paid in surplus                                    3,145         4,131                 -                (3,145)    4,131

Merger reserve                                         -        26,329               697                     -    27,026

Other reserves                                         -           180                 -                     -       180

Retained earnings                                  6,684        57,341            45,656               (79,087)   30,594
                                            ----------------------------------------------------------------------------

                                                  10,879        93,618            46,353               (83,282)   67,568
                                            ============================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                              ($ million)


Shareholders' interest as reported                10,879         93,618           46,353               (83,282)   67,568

Adjustments:

  Deferred taxation/business combinations            138            122                7                  (145)      122

  Provisions                                        (187)        (1,087)            (901)                1,088    (1,087)

  Sale and leaseback                                   -           (138)            (138)                  138      (138)

  Goodwill                                             -           (760)            (760)                  760      (760)

  Derivative financial instruments                     -            (54)             (54)                   54       (54)

  Gain arising on asset exchange                       -            150              150                  (150)      150

  Ordinary shares held for future
  awards to employees                                  -           (218)               -                     -      (218)

  Quarterly dividend                                   -          1,346                -                     -     1,346

  Investments                                          -            179              179                  (179)      179

  Additional minimum pension liability                 -           (942)            (942)                  942      (942)

  Other                                                -            (50)             (50)                   50       (50)
                                            ----------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                          10,830         92,166           43,844               (80,724)   66,116
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)


At December 31, 2001

Fixed assets

Intangible assets                                    489              -          16,000                      -    16,489

Tangible assets                                    6,418              -          70,992                      -    77,410

Investments

  Subsidiaries - equity accounted basis            1,846         76,877               -                (78,723)        -

  Other                                                -            269          11,694                      -    11,963
                                            ----------------------------------------------------------------------------

                                                   1,846         77,146          11,694                (78,723)   11,963
                                            ----------------------------------------------------------------------------

Total fixed assets                                 8,753         77,146          98,686                (78,723)  105,862
                                            ----------------------------------------------------------------------------

Current assets

Inventories                                           92              -           7,539                      -     7,631

Receivables                                       15,333         21,272          41,858                (51,794)   26,669

Investments                                            -              -             450                      -       450

Cash at bank and in hand                             (29)             3           1,384                      -     1,358
                                            ----------------------------------------------------------------------------

                                                  15,396         21,275          51,231                (51,794)   36,108
                                            ----------------------------------------------------------------------------

Current liabilities - falling due
  within one year

Finance debt                                         406              -          9,035                    (351)    9,090

Accounts payable and accrued liabilities             260          7,642         27,797                  (7,175)   28,524
                                            ----------------------------------------------------------------------------

Net current assets (liabilities)                  14,730         13,633         14,399                 (44,268)   (1,506)
                                            ----------------------------------------------------------------------------

Total assets less current liabilities             23,483         90,779        113,085                (122,991)  104,356

Noncurrent liabilities

Finance debt                                           -              -         12,327                       -    12,327

Accounts payable and accrued liabilities          10,795            191         36,433                 (44,333)    3,086

Provisions for liabilities and charges

Deferred taxation                                  1,668              -         11,702                  (1,668)   11,702

Other provisions                                     392            216         10,879                      (5)   11,482
                                            ----------------------------------------------------------------------------

Net assets                                        10,628         90,372         41,744                 (76,985)   65,759

Minority shareholders' interest                        -              -            598                       -       598
                                            ----------------------------------------------------------------------------

BP shareholders' interest                         10,628         90,372         41,146                 (76,985)   65,161
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (concluded)                    Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)


At December 31, 2001

Capital and reserves

Capital shares                                     1,050         5,629                 -                (1,050)    5,629

Paid in surplus                                    3,145         4,014                 -                (3,145)    4,014

Merger reserve                                         -        26,286               697                     -    26,983

Other reserves                                         -           223                 -                     -       223

Retained earnings                                  6,433        54,220            40,449               (72,790)   28,312
                                            ----------------------------------------------------------------------------

                                                  10,628        90,372            41,146               (76,985)   65,161
                                            ============================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.



                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)


Shareholders' interest as reported                10,628         90,372           41,146               (76,985)   65,161

Adjustments:

  Deferred taxation/business combinations            203            243               86                  (289)      243

  Provisions                                        (186)        (1,054)            (869)                1,055    (1,054)

  Sale and leaseback                                   -           (134)            (134)                  134      (134)

  Goodwill                                             -         (1,414)          (1,414)                1,414    (1,414)

  Derivative financial instruments                     -           (675)            (675)                  675      (675)

  Gain arising on asset exchange                       -            157              157                  (157)      157

  Ordinary shares held for future
  awards to employees                                  -           (266)               -                     -      (266)

  Quarterly dividend                                   -          1,288                -                     -     1,288

  Investments                                          -             (2)              (2)                    2        (2)

  Additional minimum pension liability                 -           (942)            (942)                  942      (942)

  Other                                                -            (40)             (40)                   40       (40)
                                            ----------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                          10,645         87,533           37,313               (73,169)   62,322
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
Cash flow statement                         (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)


Three months ended June 30, 2002

Net cash inflow (outflow) from
  operating activities                                22            434            3,913                   764     5,133

Dividends from joint ventures                          -              -               16                     -        16

Dividends from associated undertakings                 -              -              154                     -       154

Dividends from subsidiaries                            -              -                -                     -         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                   -             61             (291)                    -      (230)

Tax (paid) refund                                    (46)            (1)            (880)                    -      (927)

Net cash inflow (outflow) for capital
  expenditure and financial investment              (138)            (1)          (1,715)                    -    (1,854)

Net cash inflow (outflow) for acquisitions
  and disposals                                        -            764              889                  (764)      889

Equity dividends paid                                  -         (1,290)               -                     -    (1,290)
                                            ----------------------------------------------------------------------------

Net cash inflow (outflow)                           (162)           (33)           2,086                     -     1,891
                                            ============================================================================

Financing                                           (167)           (32)           2,216                     -     2,017

Management of liquid resources                         -              -               33                     -        33

Increase (decrease) in cash                            5             (1)            (163)                    -      (159)
                                            ----------------------------------------------------------------------------

                                                    (162)           (33)           2,086                     -     1,891
                                            ============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)


Net cash provided by (used in)
  operating activities                               (24)           494            2,912                   792     4,174

Net cash provided by (used in)
  investing activities                              (138)           763             (826)                 (789)     (990)

Net cash provided by (used in)
  financing activities                               167         (1,258)          (2,216)                   (3)   (3,310)

Currency translation differences relating
  to cash and cash equivalents                         -              -               30                     -        30
                                            ----------------------------------------------------------------------------

Increase (decrease) in cash
and cash equivalents                                   5             (1)            (100)                    -       (96)

Cash and cash equivalents at
beginning of period                                  (11)             3            1,673                     -     1,665
                                            ----------------------------------------------------------------------------

Cash and cash equivalents at
end of period                                         (6)             2            1,573                     -     1,569
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
Cash flow statement(continued)              (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended June 30, 2001

Net cash inflow (outflow) from
  operating activities                               220          1,159            3,697                     -     5,076

Dividends from joint ventures                          -              -               54                     -        54

Dividends from associated undertakings                 -              -              159                     -       159

Dividends from subsidiaries                            -             16                -                   (16)        -

Net cash inflow (outflow) from servicing
  of finance and returns on investments                -            328             (628)                    -      (300)

Tax (paid) refund                                    (56)             -           (2,326)                    -    (2,382)

Net cash inflow (outflow) for capital
  expenditure and financial investment              (208)          (104)          (2,472)                    -    (2,784)

Net cash inflow (outflow) for
acquisitions and disposals                            (1)             -             (779)                    -      (780)

Equity dividends paid                                  -         (1,179)             (16)                   16    (1,179)
                                            ----------------------------------------------------------------------------

Net cash inflow (outflow)                            (45)           220           (2,311)                    -    (2,136)
                                            ============================================================================

Financing                                            (30)           220           (1,859)                    -    (1,669)

Management of liquid resources                         -              -             (404)                    -      (404)

Increase (decrease) in cash                          (15)             -              (48)                    -       (63)
                                            ----------------------------------------------------------------------------

                                                     (45)           220           (2,311)                    -    (2,136)
                                            ============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                               163          1,502              956                    12     2,633

Net cash provided by (used in)
  investing activities                              (208)          (104)          (3,251)                  (22)   (3,585)

Net cash provided by (used in)
  financing activities                                30         (1,398)           1,843                    10       485

Currency translation differences relating
  to cash and cash equivalents                         -              -              (14)                    -       (14)
                                            ----------------------------------------------------------------------------

Increase (decrease) in cash
  and cash equivalents                               (15)             -             (466)                    -      (481)

Cash and cash equivalents at
  beginning of period                                (19)             -            2,166                     -     2,147
                                            ----------------------------------------------------------------------------

Cash and cash equivalents at
  end of period                                      (34)             -            1,700                     -     1,666
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
Cash flow statement (continued)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2002

Net cash inflow (outflow) from
  operating activities                               215          1,485            6,206                   863     8,769

Dividends from joint ventures                          -              -               99                     -        99

Dividends from associated undertakings                 -              -              207                     -       207

Dividends from subsidiaries                           15              -                -                   (15)        -

Net cash inflow (outflow) from servicing
  of finance and returns on investments                -            126             (628)                    -      (502)

Tax (paid) refund                                    (46)            (1)          (1,325)                    -    (1,372)

Net cash inflow (outflow) for  capital
  expenditure and financial investment              (288)           (18)          (4,030)                    -    (4,336)

Net cash inflow (outflow) for
  acquisitions and disposals                           -            863             (819)                 (863)     (819)

Equity dividends paid                                  -         (2,578)             (15)                   15    (2,578)
                                            ----------------------------------------------------------------------------

Net cash inflow (outflow)                           (104)          (123)            (305)                    -      (532)
                                            ============================================================================

Financing                                           (127)          (122)             (17)                    -      (266)

Management of liquid resources                         -              -             (132)                    -      (132)

Increase (decrease) in cash                           23             (1)            (156)                    -      (134)
                                            ----------------------------------------------------------------------------

                                                    (104)          (123)            (305)                    -      (532)
                                            ============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                               184         1,610             4,574                   889     7,257

Net cash provided by (used in)
  investing activities                              (288)          846            (4,864)                 (889)   (5,195)

Net cash provided by (used in)
  financing activities                               127        (2,457)                2                     -    (2,328)

Currency translation differences
  relating to cash and cash equivalents                -             -                27                     -        27
                                            ----------------------------------------------------------------------------

Increase (decrease) in cash
  and cash equivalents                                23            (1)             (261)                    -      (239)

Cash and cash equivalents at
  beginning of period                                (29)            3             1,834                     -     1,808
                                            ----------------------------------------------------------------------------

Cash and cash equivalents at
  end of period                                       (6)            2             1,573                     -     1,569
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


16.   Condensed consolidating information - concluded


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
Cash flow statement (concluded)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2001

Net cash inflow (outflow) from
  operating activities                               551          2,460            8,821                   (16)   11,816

Dividends from joint ventures                          -              -               66                     -        66

Dividends from associated undertakings                 -              -              269                     -       269

Dividends from subsidiaries                            -             16                -                   (16)        -

Net cash inflow (outflow) from servicing
  of finance and returns on investments                -            682           (1,244)                    -      (562)

Tax (paid) refund                                   (313)            (1)          (2,207)                    -    (2,521)

Net cash inflow (outflow) for capital
  expenditure and financial investment              (401)          (120)          (4,146)                    -    (4,667)

Net cash inflow (outflow) for
  acquisitions and disposals                           -            (16)            (961)                   16      (961)

Equity dividends paid                                  -         (2,360)             (16)                   16    (2,360)
                                            ----------------------------------------------------------------------------

Net cash inflow (outflow)                           (163)           661              582                     -     1,080
                                            ============================================================================

Financing                                           (161)           663              695                     -     1,197

Management of liquid resources                         -              -             (102)                    -      (102)

Increase (decrease) in cash                           (2)            (2)             (11)                    -       (15)
                                            ----------------------------------------------------------------------------

                                                    (163)           661              582                     -     1,080
                                            ============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                               238          3,156            5,705                    29     9,128

Net cash provided by (used in)
  investing activities                              (401)          (136)          (5,107)                  (39)   (5,683)

Net cash provided by (used in)
  financing activities                               161         (3,022)            (711)                   10    (3,562)

Currency translation differences relating to
  cash and cash equivalents                            -              -              (48)                    -       (48)
                                            ----------------------------------------------------------------------------

Increase (decrease) in cash
  and cash equivalents                                (2)            (2)            (161)                    -      (165)

Cash and cash equivalents at
  beginning of period                                (32)             2            1,861                     -     1,831
                                            ----------------------------------------------------------------------------

Cash and cash equivalents at
  end of period                                      (34)             -            1,700                     -     1,666
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS

                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
Average oil realizations (a) - $/bbl
   UK                                                           24.59         26.58       22.59       25.78
   USA                                                          21.81         23.58       19.61       24.18
   Rest of World                                                22.20         23.93       20.43       23.72
   BP average                                                   22.81         24.74       20.81       24.77

   Brent oil price                                              25.07         27.39       23.12       26.57
   West Texas Intermediate oil price                            26.30         27.88       23.94       28.30
   Alaska North Slope US West Coast                             25.04         26.05       22.42       25.49

Average natural gas realizations - $/mcf
   UK                                                            2.50          2.85        2.81        3.23
   USA                                                           2.76          4.35        2.44        5.73
   Rest of World                                                 2.04          2.58        1.98        2.97
   BP average                                                    2.45          3.43        2.36        4.21

Henry Hub gas price (b) ($/mmBtu)                                3.38          4.66        2.87        5.86
UK Gas - National Balancing point (p/therm)                     12.10         21.66       15.63       22.21

Global Indicator Refining Margins (c) - $/bbl
   Northwest Europe                                              0.59          3.35        0.34        2.85
   US Gulf Coast                                                 2.62          7.71        2.33        7.21
   Midwest                                                       3.76         10.51        2.91        7.18
   US West Coast                                                 4.46          9.11        4.95       10.02
   Singapore                                                     0.18          0.96        0.20        0.83
   BP average                                                    2.06          5.78        1.85        5.02

Chemicals Indicator Margin (d) - $/te                             109 (e)       105          95 (e)     104

---------------

(a)  Crude oil and natural gas liquids.

(b)  Henry Hub First of Month Index.

(c) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(e) Provisional. The data for the second quarter is based on two months' actual and one month of provisional data.


                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
     US dollar/sterling exchange rates                              (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
Average rate for the period                                      1.46          1.42        1.44        1.44
Period-end rate                                                  1.52          1.41        1.52        1.41

                           BP p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION


                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
Crude oil and natural gas liquids production
(thousand barrels per day) (net of royalties)
   UK                                                             481           471         481         491
   Rest of Europe                                                 108            92         106          95
   USA                                                            791           742         775         732
   Rest of World                                                  672           580         658         593
                                                              -------       -------     -------     -------
Total crude oil and liquids production                          2,052         1,885       2,020       1,911
                                                              =======       =======     =======     =======

Natural gas production (million cubic feet per day)
(net of royalties)
   UK                                                           1,602         1,690       1,615       1,920
   Rest of Europe                                                 157           121         159         144
   USA                                                          3,565         3,550       3,563       3,509
   Rest of World                                                3,343         3,193       3,369       3,150
                                                              -------       -------     -------     -------
Total natural gas production                                    8,667         8,554       8,706       8,723
                                                              =======       =======     =======     =======

Total production (a)
(thousand barrels of oil equivalent per day)
(net of royalties)
   UK                                                             757           762         759         822
   Rest of Europe                                                 135           113         133         120
   USA                                                          1,406         1,354       1,389       1,337
   Rest of World                                                1,248         1,131       1,239       1,136
                                                              -------       -------     -------     -------
Total production                                                3,546         3,360       3,520       3,415
                                                              =======       =======     =======     =======

Natural gas sales volumes (million cubic feet per day)
   UK                                                           2,349         2,481       2,483       2,938
   Rest of Europe                                                 390           201         402         226
   USA                                                          8,451         8,516       8,591       8,259
   Rest of World                                                8,618         6,839       8,952       7,121
                                                              -------       -------     -------     -------
Total natural gas sales volumes (b)                            19,808        18,037      20,428      18,544
                                                              =======       =======     =======     =======

NGL sales volumes (thousand barrels per day)
   UK                                                               -             -           -           -
   Rest of Europe                                                   -             -           -           -
   USA                                                            189           206         196         214
   Rest of World                                                  196           171         189         189
                                                              -------       -------     -------     -------
Total NGL sales volumes                                           385           377         385         403
                                                              =======       =======     =======     =======

---------------

(a) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(b) Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
                        OPERATING INFORMATION - concluded


                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------

Oil sales volumes (thousand barrels per day)
Refined products
   UK                                                             230           270         243         265
   Rest of Europe                                               1,444         1,031       1,360       1,057
   USA                                                          1,941         1,954       1,888       1,914
   Rest of World                                                  522           601         561         590
                                                              -------       -------     -------     -------
   Total marketing sales                                        4,137         3,856       4,052       3,826
   Trading/supply sales                                         2,342         2,022       2,439       2,090
                                                              -------       -------     -------     -------
   Total refined product sales                                  6,479         5,878       6,491       5,916
Crude oil                                                       4,915         4,131       4,862       4,307
                                                              -------       -------     -------     -------
Total oil sales                                                11,394        10,009      11,353      10,223
                                                              =======       =======     =======     =======

Refinery throughputs (thousand barrels per day)
   UK                                                             376           315         384         313
   Rest of Europe                                                 924           623         879         658
   USA                                                          1,464         1,642       1,429       1,582
   Rest of World                                                  339           375         357         380
                                                              -------       -------     -------     -------
Total throughput                                                3,103         2,955       3,049       2,933
                                                              =======       =======     =======     =======

Chemicals production (thousand tonnes)
   UK                                                             837           799       1,666       1,529
   Rest of Europe                                               2,595         1,796       5,178       3,484
   USA                                                          2,695         2,108       5,184       4,365
   Rest of World                                                  762           618       1,472       1,320
                                                              -------       -------     -------     -------
Total production                                                6,889         5,321      13,500      10,698
                                                              =======       =======     =======     =======

                           BP p.l.c. AND SUBSIDIARIES
                     Total replacement cost operating profit


                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
                                                                                  ($ million)
By business
Exploration and Production
UK                                                                649           970       1,376       2,124
Rest of Europe                                                    172           190         324         416
USA                                                               771         1,200       1,093       3,311
Rest of World                                                     866         1,067       1,593       2,242
                                                              -------       -------     -------     -------
                                                                2,458         3,427       4,386       8,093
                                                              -------       -------     -------     -------
Gas, Power and Renewables
UK                                                                  1            37           3          47
Rest of Europe                                                     35            35          82          98
USA                                                                13            86         (12)        111
Rest of World                                                      65             3         152           5
                                                              -------       -------     -------     -------
                                                                  114           161         225         261
                                                              -------       -------     -------     -------
Refining and Marketing
UK                                                                (61)         (116)       (185)       (227)
Rest of Europe                                                    249           177         388         313
USA                                                               279         1,262         200       1,856
Rest of World                                                     136           141         268         262
                                                              -------       -------     -------     -------
                                                                  603         1,464         671       2,204
                                                              -------       -------     -------     -------
Chemicals
UK                                                                (10)          (33)        (41)        (83)
Rest of Europe                                                     64            19         111          99
USA                                                                84            (1)        107          12
Rest of World                                                      65            24         102          62
                                                              -------       -------     -------     -------
                                                                  203             9         279          90
                                                              -------       -------     -------     -------

Other businesses and corporate                                   (128)         (116)       (253)       (231)
                                                              -------       -------     -------     -------
                                                                3,250         4,945       5,308      10,417
                                                              =======       =======     =======     =======
By geographical area
UK                                                                504           814       1,034       1,741
Rest of Europe                                                    526           429         912         914
USA                                                             1,103         2,485       1,261       5,170
Rest of World                                                   1,117         1,217       2,101       2,592
                                                              -------       -------     -------     -------
                                                                3,250         4,945       5,308      10,417
                                                              =======       =======     =======     =======

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
                                                                                  ($ million)
By business

Exploration and Production
   UK                                                             247           289         508         457
   Rest of Europe                                                  57            86         128         151
   USA                                                          1,077         1,243       2,244       2,170
   Rest of World (a)                                            1,192           805       2,006       1,511
                                                              -------       -------     -------     -------
                                                                2,573         2,423       4,886       4,289
                                                              -------       -------     -------     -------
Gas, Power and Renewables
   UK                                                               5             6          21          14
   Rest of Europe (b)                                              87            15          91          26
   USA (c)                                                         32            40          48          57
   Rest of World                                                    8             7          18           7
                                                              -------       -------     -------     -------
                                                                  132            68         178         104
                                                              -------       -------     -------     -------
Refining and Marketing
   UK                                                             100            67         176         178
   Rest of Europe (d)                                           2,556           114       5,288         161
   USA                                                            260           227         563         407
   Rest of World                                                   49            79          75         111
                                                              -------       -------     -------     -------
                                                                2,965           487       6,102         857
                                                              -------       -------     -------     -------
Chemicals
   UK                                                              17            63          25         129
   Rest of Europe (e)                                              60           538         105         554
   USA                                                             55            96          97         174
   Rest of World                                                   38            69         131         125
                                                              -------       -------     -------     -------
                                                                  170           766         358         982
                                                              -------       -------     -------     -------

Other businesses and corporate (f)                                267            52         319         101
                                                              -------       -------     -------     -------
                                                                6,107         3,796      11,843       6,333
                                                              =======       =======     =======     =======
By geographical area
   UK                                                             400           448         809         842
   Rest of Europe                                               2,953           758       5,805         897
   USA                                                          1,467         1,628       2,998       2,838
   Rest of World                                                1,287           962       2,231       1,756
                                                              -------       -------     -------     -------
                                                                6,107         3,796      11,843       6,333
                                                              =======       =======     =======     =======

------------

(a) Three months and six months ended June 30, 2002 included the acquisition of an additional interest in Sidanco.

(b) Three months and six months ended June 30, 2002 included the acquisition of a 5% stake in Enagas.

(c) Three months and six months ended June 30, 2001 included investment in Green Mountain Energy Company.

(d) Three months and six months ended June 30, 2002 included the acquisition of 49% and 100% of Veba respectively.

(e) Three months and six months ended June 30, 2001 included the acquisition of Bayer's 50% interest in Erdolchemie.

(f) Three months and six months ended June 30, 2002 included the acquisition of the minority interest in Veba's upstream oil and gas assets.

                           BP p.l.c. AND SUBSIDIARIES
         SPECIAL ITEMS AND ACQUISITION AMORTIZATION BY SEGMENT (PRE-TAX)


                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
                                                                                  ($ million)
Special items

   Exploration and Production
   UK                                                              82             -         132           -
   Rest of Europe                                                   -             -           -           -
   USA                                                              8             -          70           -
   Rest of World                                                    -             -          15           -
                                                              -------       -------     -------     -------
                                                                   90             -         217           -
                                                              -------       -------     -------     -------
   Gas, Power and Renewables
   UK                                                               -             -           -           -
   Rest of Europe                                                   -             -           -           -
   USA                                                              -             -           -           -
   Rest of World                                                    -             -           -           -
                                                              -------       -------     -------     -------
                                                                    -             -           -           -
                                                              -------       -------     -------     -------
   Refining and Marketing
   UK                                                               -            28           -          43
   Rest of Europe                                                  23            64          49          90
   USA                                                           (137)            4        (137)          8
   Rest of World                                                    -            13           -          21
                                                              -------       -------     -------     -------
                                                                 (114)          109         (88)        162
                                                              -------       -------     -------     -------
   Chemicals
   UK                                                              22             -          22           -
   Rest of Europe                                                  16             -          18           -
   USA                                                              5             -          35           -
   Rest of World                                                    -             -           -           -
                                                              -------       -------     -------     -------
                                                                   43             -          75           -
                                                              -------       -------     -------     -------
   Other businesses and corporate
   UK                                                               -             -           -           -
   Rest of Europe                                                   -             -           -           -
   USA                                                              -             -           -           -
   Rest of World                                                    -             -           -           -
                                                              -------       -------     -------     -------
                                                                    -             -           -           -
                                                              -------       -------     -------     -------
   Total special items before interest                             19           109         204         162
   Interest - bond redemption charges                               -            50           -          60
                                                              -------       -------     -------     -------
   Total                                                           19           159         204         222
                                                              =======       =======     =======     =======

Acquisition amortization

   Exploration and Production
   UK                                                              37            39          69          68
   USA                                                            268           420         549         826
   Rest of World                                                   36            32          68          67
                                                              -------       -------     -------     -------
                                                                  341           491         686         961
                                                              -------       -------     -------     -------
   Refining and Marketing
   UK                                                             100            98         197         202
   USA                                                             96            91         192         188
                                                              -------       -------     -------     -------
                                                                  196           189         389         390
                                                              -------       -------     -------     -------
   Total                                                          537           680       1,075       1,351
                                                              =======       =======     =======     =======

                           BP p.l.c. AND SUBSIDIARIES
                       RETURN ON AVERAGE CAPITAL EMPLOYED


                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
                                                                                  ($ million)
Replacement cost basis
Replacement cost profit before exceptional items                1,293         2,648       2,217       5,649
Interest                                                          314           441         647         887
Minority shareholders' interest                                    52            18          61          26
                                                              -------       -------     -------     -------
Adjusted replacement cost profit                                1,659         3,107       2,925       6,562
                                                              =======       =======     =======     =======
Average capital employed                                       90,774        86,241      88,356      87,360
ROACE - replacement cost basis                                   7.3%         14.4%        6.6%       15.0%
                                                              -------       -------     -------     -------
Pro forma basis
Adjusted replacement cost profit                                1,659         3,107       2,925       6,562
Acquisition amortization                                          537           680       1,075       1,351
Special items (post tax)                                          367            53         487          83
                                                              -------       -------     -------     -------
Adjusted replacement cost profit (pro forma basis)              2,563         3,840       4,487       7,996
                                                              =======       =======     =======     =======
Average capital employed                                       90,774        86,241      88,356      87,360
Average capital employed acquisition adjustement (a)           18,163        21,334      18,455      21,765
                                                              -------       -------     -------     -------
Average capital employed (pro forma basis)                     72,611        64,907      69,901      65,595
ROACE - pro forma basis adjusted for special items              14.1%         23.7%       12.8%       24.4%

Historical cost basis
Historical cost profit (loss) after exceptional items           2,040         2,741       3,336       5,571
Interest                                                          314           441         647         887
Minority shareholders' interest                                    46            18          86          26
                                                              -------       -------     -------     -------
Adjusted historical cost profit                                 2,400         3,200       4,069       6,484
                                                              =======       =======     =======     =======
Average capital employed                                       90,774        86,241      88,356      87,360
ROACE - historical cost basis after exceptionals                10.6%         14.8%        9.2%       14.8%

------------

(a) Acquisition adjustment refers to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
                                 NET DEBT RATIO


                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
                                                                                  ($ million)
Net debt ratio - net debt: net debt + equity
Gross debt                                                     21,409        20,498      21,409      20,498
Cash and current asset investments                              1,569         1,666       1,569       1,666
                                                              -------       -------     -------     -------
Net debt                                                       19,840        18,832      19,840      18,832
                                                              -------       -------     -------     -------
Equity                                                         68,126        66,880      68,126      66,880
Net debt ratio                                                    23%           22%         23%         22%
                                                              -------       -------     -------     -------
Acquisition adjustment (a)                                     18,028        20,933      18,028      20,933
                                                              -------       -------     -------     -------
Net debt ratio - pro forma basis (b)                              28%           29%         28%         29%
                                                              =======       =======     =======     =======

---------------

(a) Acquisition adjustment refers to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(b) Based on equity excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
             REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR NON-CASH
                         CHARGES AND CERTAIN OTHER ITEMS


Replacement cost operating profit adjusted for non-cash charges and certain other items essentially represents the Group's cash flow from operations (on a net of tax paid basis, tax is adjusted for the estimated effect of exceptional items and interest paid) excluding changes in working capital. BP is presenting this information as it gives a better insight into underlying cash flow from operating activities. This measure is derived from BP's UK GAAP accounting information but is not itself a recognised UK or US GAAP measure.


                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001        2002        2001
                                                                 ------------------        ----------------
                                                                                  ($ million)
Replacement cost operating profit (RCOP) (reported) (a)         3,250         4,945       5,308      10,417
Depreciation and amounts provided (b)                           2,227         2,130       4,380       4,297
Exploration expenditure written off                               147            22         206         130
Dividends from joint ventures and associated
undertakings less share of RCOP                                  (115)          (69)       (237)       (278)
Dividends paid to minority shareholders                            (3)           (5)        (16)         (5)
Adjust provisions to cash basis (c)                               (48)          212        (117)         71
Adjust interest and other income to cash basis (d)                 (3)          (38)        (16)        (42)
                                                              -------       -------     -------     -------
                                                                5,455         7,197       9,508      14,590
Tax paid adjusted for certain items*                             (869)       (2,379)     (1,446)     (2,476)
                                                              -------       -------     -------     -------
Adjusted RCOP after tax paid                                    4,586         4,818       8,062      12,114
                                                              -------       -------     -------     -------
*  Calculation of tax paid adjusted for certain items
   Cash tax paid                                                 (927)       (2,382)     (1,372)     (2,521)
   Tax charge on exceptional items                                160           118         121         269
   Tax shield assumption +                                       (102)         (115)       (195)       (224)
                                                              -------       -------     -------     -------
                                                                 (869)       (2,379)     (1,446)     (2,476)
                                                              -------       -------     -------     -------
+  Calculation of tax shield assumption
   Interest paid                                                 (342)         (384)       (651)       (745)
   Tax rate assumption (e)                                        30%           30%         30%         30%
                                                              -------       -------     -------     -------
                                                                 (102)         (115)       (195)       (224)
                                                              -------       -------     -------     -------

(a) Total replacement cost operating profit is before exceptional items, inventory holding gains and losses and interest expense.

(b)  Includes   depreciation  and  amortization  relating  to  the  fixed  asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(c) Calculated as the net of charge for provisions and utilization of provisions.

(d) Calculated as interest and other income, less interest received and dividends received from the Group cash flow statement.

(e) Deemed tax rate for tax shield adjustment is equal to the UK statutory tax rate.

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: September 4, 2002                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary